UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

ATLANTICA YIELD PLC

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

•
references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255 million issued on November 17, 2014, as further described in “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—2019 Notes” in our Annual Report;

•
references to “2020 Green Private Placement” refer to the €290 million (approximately $320 million) senior secured notes maturing in June 20, 2026 which were issued under a senior secured note purchase agreement entered with a group of institutional investors as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Sources of Liquidity—2020 Green Private Placement”;

•	references to “AAGES” refer to the joint venture between Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets;

•
references to “AAGES ROFO Agreement” refer to the agreement we entered into with AAGES on March 5, 2018, which became effective upon completion of the Share Sale, that provides us a right of first offer to purchase any of the AAGES ROFO Assets, as amended and restated from time to time;

•
references to “AAGES ROFO Assets” refer to any of AAGES’ contracted assets or proposed contracted assets that we expect to evaluate for future acquisition, with certain exceptions, for which AAGES has provided us a right of first offer to purchase if offered for sale by AAGES;

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•
references to “Abengoa ROFO Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides us a right of first offer to purchase any of the present or future contracted assets in renewable energy, efficient natural gas, electric transmission and water of Abengoa that are in operation, and any other renewable energy, efficient natural gas, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that are located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them;

•
references to “ACBH” refer to Abengoa Concessões Brasil Holding, a subsidiary holding company of Abengoa that was engaged in the development, construction, investment and management of concessions in Brazil, comprised mostly of transmission lines and which is currently undergoing a restructuring process in Brazil;

•	references to “ACT” refer to the gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico;

•
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp. together with its subsidiaries;

•
references to “Algonquin ROFO Agreement” refer to the agreement we entered into with Algonquin on March 5, 2018, which became effective upon completion of the Share Sale, under which Algonquin granted us a right of first offer to purchase any of the assets offered for sale located outside of the United States or Canada as amended from time to time.  See “Item 7.B—Related Party Transactions—Algonquin drop down agreement and Right of First Offer on assets outside the United States or Canada” in our Annual Report;

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in this annual report;

•	references to “ASI Operations” refer to ASI Operations LLC;

•	references to “ATN” refer to ATN S.A., the operational electric transmission asset in Peru, which is part of the Guaranteed Transmission System;

•	references to “ATS” refer to ABY Transmision Sur S.A.;

•	references to “AYES Canada” refer to Atlantica Yield Energy Solutions Canada Inc., a vehicle formed by Atlantica and Algonquin to channel co-investment opportunities;

•	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U;

•
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses;

•	references to “CESCE” refer to Compañia Española de Seguros de Credito a la Exportacion, S.A. the Spanish Company of Export Credit Insurance;

•	references to “CNMC” refer to Comision Nacional de los Mercados y de la Competencia, the Spanish state-owned regulator;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•	references to “DOE” refer to the U.S. Department of Energy;

•	references to “DTC” refer to The Depository Trust Company;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “EPC” refer to engineering, procurement and construction;

•
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

•	references to “EU” refer to the European Union;

•	references to “Exchange Act” refer to the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the SEC thereunder;

•	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

•
references to “Former Revolving Credit Facility” refer to the credit facility entered into on December 3, 2014, among the Company, as borrower, and Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners;

•	references to “Further Adjusted EBITDA” have the meaning set forth in “Key Metrics” in the section below;

•
references to “Green Project Finance” refer to green project financing agreement entered into between Logrosan, the sub-holding company of Solaben 1/6 and Solaben 2/3, as borrower, and ING Bank, B.V. and Banco Santander S.A., as lenders, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Project Finance”;

•
references to “gross capacity” refers to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting for the facility’s power parasitics’ consumption, or by our percentage of ownership interest in such facility as of the date of this annual report;

•	references to “GWh” refer to gigawatt hour;

•	references to “IFRIC 12” refer to International Financial Reporting Interpretations Committee’s Interpretation 12—Service Concessions Arrangements;

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	references to “ITC” refer to investment tax credits;

•	references to “LIBOR” refer to London Interbank Offered Rate;

•	references to “Logrosan” refer to Logrosan Solar Inversiones, S.A.;

•	references to “Monterrey” refer to the 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity, located in, Monterrey, Mexico;

•
references to “Multinational Investment Guarantee Agency” refer to Multinational Investment Guarantee Agency, a financial institution member of the World Bank Group which offers political insurance and credit enhancement guarantees;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hour;

•
references to “Note Issuance Facility 2017” refer to the senior secured note facility dated February 10, 2017, of €275 million (approximately $308 million), with Elavon Financial Services DAC, UK Branch, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

•
references to “Note Issuance Facility 2019” refer to the senior unsecured note facility dated April 30, 2019, of $300 million, with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “Pemex” refer to Petróleos Mexicanos;

•	references to “PG&E” refer to PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company collectively;

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

•	references to “PTS” refer to Pemex Transportation System;

•
references to “Revolving Credit Facility” refers to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018 and amended on January 24, 2019 and August 2, 2019, providing for a senior secured revolving credit facility in an aggregate principal amount of $425 million, of which $37.5 million matures on December 31, 2021, and the remaining $387.5 matures on December 31, 2022. The Revolving Credit Facility replaced tranche A of the Former Revolving Credit Facility, which was repaid in full and cancelled prior to its maturity on June 1, 2018;

•	references to “Rioglass” refer to Rioglass Solar Holding, S.A.;

•	references to “ROFO” refer to a right of first offer;

•	references to “ROFO agreements” refer to the AAGES ROFO Agreement, Algonquin ROFO Agreement and Abengoa ROFO Agreement;

•	references to “Solaben Luxembourg” refer to Solaben Luxembourg S.A;

•	references to “U.K.” refer to the United Kingdom;

•	reference to “U.S.” or “United States” refer to the United States of America; and

•
references to “we,” “us,” “our,” “Atlantica” and the “Company” refer to Atlantica Yield plc or Atlantica Sustainable Infrastructure plc and its consolidated subsidiaries, unless the context otherwise requires.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or consummate future acquisitions on favorable terms, reputational risks, divergence of interests between our company and that of our largest shareholder’s and affiliates’, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I, Item 3D. Risk Factors in our Annual Report (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results to differ materially from those contained or implied in forward-looking statements made by us or on our behalf in this quarterly report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•
the condition of the debt and equity capital markets and our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	the ability of our counterparties to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

•	risks relating to our activities in areas subject to economic, social and political uncertainties;

•	our ability to finance and consummate new acquisitions on favorable terms;

•	risks relating to new assets and businesses which have a higher risk profile and our ability to transition these successfully;

•	risks related to our reliance on third-party contractors or suppliers;

•	price fluctuations, revocation and termination provisions in our off-take agreements and power purchase agreements;

•	our electricity generation, our projections thereof and factors affecting production, including those related to the COVID-19 outbreak;

•	risks related to our relationship with our shareholders including bankruptcy;

•	our substantial short-term and long-term indebtedness, including additional debt in the future;

•	potential impact of the COVID-19 outbreak on our business, financial condition, results of operations and cash flows;

•	reputational and financial damage caused by our off-taker PG&E and potential default under our project finance agreement due to a breach of our underlying PPA agreement with PG&E; and

•	other factors discussed under “Item 1.A— “Risk Factors” and in our Annual Report under “Item 3.D—Key Information—Risk Factors”.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Consolidated condensed statements of financial position as of March 31, 2020 and December 31, 2019

Amounts in thousands of U.S. dollars

		As of March 31,	As of December 31,
	Note (1)	2020	2019
Assets
Non-current assets
Contracted concessional assets	6	7,907,329	8,161,129
Investments carried under the equity method	7	127,619	139,925
Financial investments	8&9	91,757	91,587
Deferred tax assets		157,432	147,966

Total non-current assets		8,284,137	8,540,607

Current assets
Inventories		20,581	20,268
Trade and other receivables	12	341,183	317,568
Financial investments	8	183,098	218,577
Cash and cash equivalents		690,172	562,795

Total current assets		1,235,034	1,119,208

Total assets		9,519,171	9,659,815

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of financial position as of March 31, 2020 and December 31, 2019

Amounts in thousands of U.S. dollars

		As of March 31,	As of December 31,
	Note (1)	2020	2019
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,160	10,160
Parent company reserves	13	1,859,142	1,900,800
Other reserves	9	43,885	73,797
Accumulated currency translation differences		(111,408)	(90,824)
Retained earnings	13	(425,968)	(385,457)
Non-controlling interest	13	193,319	206,380

Total equity		1,569,130	1,714,856

Non-current liabilities
Long-term corporate debt	14	779,335	695,085
Long-term project debt	15	3,953,432	4,069,909
Grants and other liabilities	16	1,622,257	1,641,752
Related parties	11	15,609	17,115
Derivative liabilities	9	335,396	298,744
Deferred tax liabilities		237,518	248,996

Total non-current liabilities		6,943,547	6,971,601

Current liabilities
Short-term corporate debt	14	28,012	28,706
Short-term project debt	15	823,760	782,439
Trade payables and other current liabilities	17	126,695	128,062
Income and other tax payables		28,027	34,151

Total current liabilities		1,006,494	973,358

Total equity and liabilities		9,519,171	9,659,815

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed income statements for the three-month periods ended March 31, 2020 and 2019

Amounts in thousands of U.S. dollars

	Note (1)	For the three-month period ended March 31,
		2020	2019
Revenue	4	210,403	221,452
Other operating income	20	29,538	26,439
Employee benefit expenses		(11,717)	(5,316)
Depreciation, amortization, and impairment charges	4	(109,619)	(75,736)
Other operating expenses	20	(65,815)	(63,486)

Operating profit		52,790	103,353

Financial income	19	1,207	286
Financial expense	19	(96,008)	(101,503)
Net exchange differences		(1,621)	866
Other financial income/(expense), net	19	(4,112)	1,062

Financial expense, net		(100,534)	(99,289)

Share of profit/(loss) of associates carried under the equity method		(668)	1,823

Profit/(loss) before income tax		(48,412)	5,887

Income tax	18	10,147	(9,577)

Profit/(loss) for the period		(38,265)	(3,690)

Loss/(profit) attributable to non-controlling interests		(2,246)	(5,267)

Profit/(loss) for the period attributable to the Company		(40,511)	(8,957)

Weighted average number of ordinary shares outstanding (thousands)	21	101,602	100,217

Basic and diluted earnings per share (U.S. dollar per share)	21	(0.40)	(0.09)

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of comprehensive income for the three-month periods ended March 31, 2020 and 2019

Amounts in thousands of U.S. dollars

	For the three-month period ended March 31,
	2020	2019
Profit/(loss) for the period	(38,265)	(3,690)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(54,699)	(48,764)
Currency translation differences	(31,425)	(22,975)
Tax effect	13,594	12,234

Net income/(expenses) recognized directly in equity	(72,530)	(59,505)

Cash flow hedges	14,529	14,146
Tax effect	(3,632)	(3,537)

Transfers to income statement	10,897	10,609

Other comprehensive income/(loss)	(61,633)	(48,896)

Total comprehensive income/(loss) for the period	(99,898)	(52,586)

Total comprehensive (income)/loss attributable to non-controlling interest	8,891	639

Total comprehensive income/(loss) attributable to the Company	(91,007)	(51,947)

Consolidated condensed statements of changes in equity for the three-month periods ended March 31, 2020 and 2019

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity

Balance as of December 31, 2018	10,022	2,029,940	95,011	(449,274)	(68,315)	1,617,384	138,728	1,756,112

Profit/(loss) for the three -month period after taxes	—	—	—	(8,957)	—	(8,957)	5,267	(3,690)
Change in fair value of cash flow hedges	—	—	(31,984)	1,682	—	(30,302)	(4,316)	(34,618)
Currency translation differences	—	—	—	—	(20,701)	(20,701)	(2,274)	(22,975)
Tax effect	—	—	8,013	—	—	8,013	684	8,697
Other comprehensive income	—	—	(23,971)	1,682	(20,701)	(42,990)	(5,906)	(48,896)

Total comprehensive income	—	—	(23,971)	(7,275)	(20,701)	(51,947)	(639)	(52,586)

Capital reduction	—	—	—	—	—	—	(1,442)	(1,442)

Dividend distribution	—	(37,081)	—	—	—	(37,081)	—	(37,081)

Balance as of March 31, 2019	10,022	1,992,859	71,040	(456,549)	(89,016)	1,528,356	136,647	1,665,003

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of December 31, 2019	10,160	1,900,800	73,797	(385,457)	(90,824)	1,508,476	206,380	1,714,856

Profit/(loss) for the three -month period after taxes	-	-	-	(40,511)	-	(40,511)	2,246	(38,265)
Change in fair value of cash flow hedges	-	-	(39,775)	-	-	(39,775)	(395)	(40,170)
Currency translation differences	-	-	-	-	(20,584)	(20,584)	(10,841)	(31,425)
Tax effect	-	-	9,863	-	-	9,863	99	9,962
Other comprehensive income	-	-	(29,912)	-	(20,584)	(50,496)	(11,137)	(61,633)

Total comprehensive income	-	-	(29,912)	(40,511)	(20,584)	(91,007)	(8,891)	(99,898)

Dividend distribution	-	(41,658)	-	-	-	(41,658)	(4,170)	(45,828)

Balance as of March 31, 2020	10,160	1,859,142	43,885	(425,968)	(111,408)	1,375,811	193,319	1,569,130

Consolidated condensed cash flows statements for the three-month periods ended March 31, 2020 and 2019

Amounts in thousands of U.S. dollars

	For the three-month period ended March 31,
	2020	2019
I. Profit/(loss) for the period	(38,265)	(3,690)
Financial expense and non-monetary adjustments	194,720	169,013

II. Profit for the period adjusted by financial expense and non-monetary adjustments	156,455	165,323

III. Variations in working capital	(59,334)	(54,509)

Net interest and income tax paid	(11,436)	(13,925)

A. Net cash provided by operating activities	85,685	96,889

Investment in contracted concessional assets*	-	7,186
Other non-current assets/liabilities	(5,938)	(26,985)
Acquisitions and other financial instruments	-	(2,457)
Dividends received from entities under the equity method	5,120	-
B. Net cash provided by/(used in) investing activities	(818)	(22,256)

Proceeds from Project & Corporate debt	122,821	15,000
Repayment of Project & Corporate debt	(16,420)	(22,574)
Dividends paid to Company´s shareholders	(41,658)	(37,080)
Dividends paid to non-controlling interest	(4,912)	-
C. Net cash provided by/(used in) financing activities	59,831	(44,654)

Net increase/(decrease) in cash and cash equivalents	144,698	29,979

Cash and cash equivalents at beginning of the period	562,795	631,542

Translation differences in cash or cash equivalent	(17,321)	(6,903)

Cash and cash equivalents at end of the period	690,172	654,618

* Includes proceeds for $7.4 million for the three-month period ended March 31, 2019 related to the amounts Solana received from Abengoa further to Abengoa´s obligation as EPC Contractor.

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Yield plc (“Atlantica” or the “Company”) was incorporated in England and Wales as a private limited company on December 17, 2013 under the name Abengoa Yield Limited. On March 19, 2014, the Company was re-registered as a public limited company, under the name Abengoa Yield plc. On May 13, 2016, the change of the Company´s registered name to Atlantica Yield plc was filed with the Registrar of Companies in the United Kingdom.

Atlantica is a sustainable total return infrastructure company that owns, manages and acquires renewable energy, efficient natural gas, electric transmission lines and water assets focused on North America (the United States, Mexico and Canada), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017.

Algonquin Power & Utilities (“Algonquin”) is the largest shareholder of the Company and currently owns a 44.2% stake in Atlantica. Algonquin’s shareholding in Atlantica may be increased up to a 48.5% without any change in corporate governance. Algonquin’s voting rights and rights to appoint directors are limited to a 41.5% and the additional 7% would vote replicating non-Algonquin’s shareholders vote. Algonquin does not consolidate the Company in its consolidated financial statements.

During the year 2019, the Company completed the following acquisitions:

-
In January 2019, the Company entered into an agreement with Abengoa S.A. (“Abengoa”) under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Tenes, a water desalination plant in Algeria. The price agreed for the equity value was $24.5 million, of which $19.9 million were paid in January 2019 as an advanced payment. Closing of the acquisition was subject to conditions precedent, including approval by the Algerian administration. The conditions precedent set forth in the share purchase agreement were not fulfilled as of September 30, 2019. Therefore, in accordance with the terms of the share purchase agreement the advanced payment has been converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends generated to be received from the asset. These dividends would be guaranteed by a right of usufruct over the economic rights and certain political rights and a pledge over the shares of Befesa Agua Tenes, granted by Abengoa to the Company. The share purchase agreement requires that the repayment occurs no later than September 30, 2031. In October 2019 the Company received a first payment of $7.8 million through the cash sweep mechanism.

-
On April 15, 2019, the Company entered into an agreement to acquire a 30% stake in Monterrey, a 142 MW gas-fired engine facility (“Monterrey”). The acquisition was closed on August 2, 2019, after conditions precedent were fulfilled, and the Company paid $42 million for the total investment.

-
On May 9, 2019, the Company entered into a partnership agreement with Algonquin, investing $4.9 million in the equity of a wind farm, Amherst Island, with a 75 MW installed capacity, owned and operated by Algonquin in Canada.

-
On August 2, 2019, the Company closed the acquisition of ASI Operations LLC (“ASI Ops”), the company that performs the operation and maintenance services to Solana and Mojave plants. The consideration paid was $6 million.

-
On October 22, 2019, the Company closed the acquisition of ATN Expansion 2 from Enel Green Power Perú, for a total equity investment of approximately $20 million, controlling the asset from this date. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained within an eight-month period from the acquisition date, the transaction would be reversed with no penalties to Atlantica. Enel Green Power Perú issued a bank guarantee to face this potential repayment obligation to Atlantica.

-
In April 2020, the Company made an initial investment in the creation of a renewable energy platform in Chile, together with financial partners, where it owns approximately a 35% stake and has a strategic investor role. The first investment was the acquisition of an approximately 50 MW solar PV plant in an area with excellent solar resource. This asset has been in operation since 2016 demonstrating good operating track record while selling its production in the Chilean power market. The platform intends to make further investments in renewable energy in Chile and to sign PPAs with credit worthy offtakers. The initial contribution is expected to be $5 million.

The following table provides an overview of the main concessional assets the Company owned or had an interest in as of March 31, 2020:

Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD*	Contract Years Left(13)

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A2/A-	2013	24

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	NR/WR/WD	2014	20

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	18/17

Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	17/17

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007& 2009	12/14

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	17/17

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	18/18

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	15/15/16

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	19/19

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BB/Ba1/ BB(10)	2015	15

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2014	14

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2014	15

ACT	Efficient natural gas	100%	Mexico	USD	300 MW	BBB/ Ba2/ BB-	2013	13

Monterrey	Efficient natural gas	30%	Mexico	USD	142 MW	Not rated	2018	19

ATN (12)	Transmission line	100%	Peru	USD	379 miles	BBB+/A3/BBB+	2011	21

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	2014	24

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	13

Quadra 1	Transmission line	100%	Chile	USD	49 miles	Not rated	2014	15

Quadra 2	Transmission line	100%	Chile	USD	32 miles	Not rated	2014	15

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa1/ A-	2007	18

Chile TL3	Transmission line	100%	Chile	USD	50 miles	A+/A1/A	1993	Regulated

Skikda	Water	34.2%(5)	Algeria	USD	3.5 M ft3/day	Not rated	2009	14

Honaine	Water	25.5%(6)	Algeria	USD	7 M ft3/ day	Not rated	2012	18

Seville PV	Renewable (Solar)	80%(7)	Spain	Euro	1 MW	A/Baa1/A-	2006	16

Melowind	Renewable (Wind)	100%	Uruguay	USD	50MW	BBB/Baa2/BBB-	2015	16

Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB+/A3/BBB+	2012	13

(1)
On September 30, 2013, Liberty Interactive Corporation agreed to invest $300 million in Class A shares of ASO Holdings Company LLC, the holding company of Solana, in exchange for a share of the dividends and the taxable losses generated by Solana (Note 16).

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(3)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(4)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.

(7)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(8)	Certain contracts denominated in U.S. dollars are payable in local currency.

(9)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(10)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(11)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(12)	Including the acquisition of ATN Expansion 1 & 2.

(13)	As of December 31, 2019.

(*)	Commercial Operation Date.

The project financing arrangement of Kaxu contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. In March 2017, Atlantica obtained a waiver in its Kaxu project financing arrangement which waives any potential cross-defaults with Abengoa up to that date, but it does not cover potential future cross-default events. As of March 31, 2020, the Company is not aware of the existence of any cross-default events with Abengoa.

Outbreak of the COVID-19

The outbreak of the COVID-19 coronavirus disease (“COVID-19”) has been declared a pandemic by the World Health Organization and continues to spread in some of the key markets of the Company. The COVID-19 virus continues to evolve rapidly, and its ultimate impact is uncertain and subject to change. Governmental authorities have imposed or recommended measures or responsive actions, including quarantines of certain geographic areas and travel restrictions.

Main risks and uncertainties identified by the Company, which may result in a material adverse effect on its business, financial condition, results of operations and cash flows, are:

-
The COVID-19 may affect the operation and maintenance employees of the Company as well as suppliers of operation and maintenance. Furthermore, COVID-19 has caused travel restrictions and significant disruptions to global supply chains. A prolonged disruption could limit the availability of certain parts required to operate the facilities of the Company and adversely impact the ability of its operation and maintenance suppliers. If the Company were to experience a shortage of or inability to acquire critical spare parts, it could incur significant delays in returning facilities to full operation.

-
Slowdown of broad sectors of the economy, a general reduction in demand, including demand for commodities and a negative impact on prices of commodities, including electricity, oil and gas. The global outbreak has also caused significant disruption and volatility in the global financial markets, including the market price of the shares of the Company. Debt and equity markets have also been affected and there have been weeks with a very low number of new debt and equity issuance transactions. Interest rates for new issuances and spreads with respect to treasury yields have increased significantly. Although all the revenues of the Company are contracted or regulated, clients may be affected by a reduced demand, lower commodity prices and the turmoil in the credit markets. A reduced demand and low prices persisting over time could cause delays in collections, a deterioration in the financial situation of the clients of the Company or their bankruptcy.

Measures taken by the Company so far have been to reinforce safety measures in all its assets while it continues to provide a reliable service to its clients. For example, the Company has implemented the use of additional protection equipment, reinforced access control to its plants, reduced contact between employees, changed shifts and taken additional measures to increase safety measures for its employees and operation and maintenance suppliers’ employees working at its assets. Furthermore, the Company has adopted additional precautionary measures intended to mitigate potential risks to its employees, including temporarily requiring all employees to work remotely where their work can be done from home, and suspending all non-essential travel which could negatively affect the business of the Company. The Company has also reinforced its physical and cyber-security measures to ensure that its systems remain functional in order to both serve operational needs with a remote workforce and keep them running to ensure uninterrupted service to its customers.

The COVID-19 did not have any material impact on these condensed interim financial statements.

Note 2. - Basis of preparation

The accompanying consolidated condensed interim financial statements represent the consolidated results of the Company and its subsidiaries.

The company´s annual consolidated financial statements as of December 31, 2019, were approved by the Board of Directors on February 26, 2020.

These consolidated condensed interim financial statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the three-month period ended March 31, 2020, and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2019. Therefore, the consolidated condensed interim financial statements do not include all the information that would be required in a complete set of consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these consolidated condensed interim financial statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2019 included in the 2019 20-F.

In determining the information to be disclosed in the notes to the consolidated condensed interim financial statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the consolidated condensed interim financial statements.

The consolidated condensed interim financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

These consolidated condensed interim financial statements were approved by the Board of Directors of the Company on May 6, 2020.

Application of new accounting standards

a) Standards, interpretations and amendments effective from January 1, 2020 under IFRS-IASB, applied by the Company in the preparation of these condensed interim financial statements:

-	IFRS 3 (Amendment). Definition of Business. This amendment is mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB, earlier application is permitted.
-	IAS 1 and IAS 8 (Amendment). Definition of Material. This amendment is mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB, earlier application is permitted.
-
IFRS 7 and IFRS 9. Amendments regarding pre-replacement issues in the context of the IBOR reform. These amendments are mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

-	Amendments to References to the Conceptual Frameworks in IFRS Standards. This Standard is applicable for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

The applications of these amendments have not had any material impact on these condensed interim financial statements.

b) Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2021:
-	IFRS 17 ‘Insurance Contracts’. This Standard is applicable for annual periods beginning on or after January 1, 2021 under IFRS-IASB, earlier application is permitted.
-	IAS 1 (Amendment). Classification of liabilities. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

The Company does not anticipate any significant impact on the consolidated condensed financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2021, although it is currently still in the process of evaluating such application.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these consolidated condensed interim financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets and property, plant and equipment.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated condensed interim financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at March 31, 2020 are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks, quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These consolidated condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2019.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of March 31, 2020, the Company had the following business sectors:

Renewable energy: Renewable energy assets include two solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns eight solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW, Solaben 1 and 6 with a gross capacity of 100 MW and Seville PV with a gross capacity of 1 MW. The Company also owns a solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns three wind farms in Uruguay, Palmatir, Cadonal and Melowind, with a gross capacity of 50 MW each, and a hydroelectric power plant in Peru with a gross capacity of 4 MW.

Efficient natural gas: Efficient natural gas assets include (i) ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam, and (ii) a minority interest in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,029 miles; and (ii) four lines in Chile, Quadra 1, Quadra 2, Palmucho and Chile TL3, spanning a total of 137 miles.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 Mft3 per day.

Atlantica’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Adjusted EBITDA as a measure of the performance of each segment. Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated condensed interim financial statements.

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the three-month period ended March 31, 2020, Atlantica had two customers with revenues representing more than 10% of the total revenues, one in the renewable energy and one in the efficient natural gas business sectors. In the three-month period ended March 31, 2019, Atlantica had three customers with revenues representing more than 10% of the total revenues, two in the renewable energy and one in the efficient natural gas business sectors.

a)	The following tables show Revenues and Adjusted EBITDA by operating segments and business sectors for the three-month periods ended March 31, 2020 and 2019:

	Revenue		Adjusted EBITDA
	For the three-month period ended March 31,		For the three-month period ended March 31,
	($ in thousands)
Geography	2020	2019	2020	2019
North America	59,283	60,441	51,176	50,870
South America	35,654	33,493	28,422	28,212
EMEA	115,466	127,518	82,811	100,007
Total	210,403	221,452	162,409	179,089

	Revenue		Adjusted EBITDA
	For the three-month period ended March 31,		For the three-month period ended March 31,
	($ in thousands)
Business sector	2020	2019	2020	2019
Renewable energy	150,793	156,817	113,491	123,484
Efficient natural gas	26,403	34,009	23,540	30,476
Electric transmission lines	26,608	24,867	21,538	21,650
Water	6,599	5,759	3,840	3,479
Total	210,403	221,452	162,409	179,089

The reconciliation of segment Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the three-month period ended March 31, ($ in thousands)
	2020	2019
Profit/(Loss) attributable to the Company	$(40,511)	(8,957)
(Loss)/Profit attributable to non-controlling interests	2,246	5,267
Income tax	(10,147)	9,577
Share of (profits)/losses of associates	668	(1,823)
Financial expense, net	100,534	99,289
Depreciation, amortization, and impairment charges	109,619	75,736
Total segment Adjusted EBITDA	$162,409	179,089

b)	The assets and liabilities by operating segments (and business sector) as of March 31, 2020 and December 31, 2019 are as follows:

Assets and liabilities by geography as of March 31, 2020:

	North America	South America	EMEA	Balance as of March 31, 2020
	($ in thousands)
Assets allocated
Contracted concessional assets	3,238,914	1,170,544	3,497,872	7,907,329
Investments carried under the equity method	79,526	-	48,093	127,619
Current financial investments	123,186	27,814	20,084	171,084
Cash and cash equivalents (project companies)	182,423	80,417	271,906	534,746
Subtotal allocated	3,624,049	1,278,774	3,837,955	8,740,778
Unallocated assets
Other non-current assets				249,189
Other current assets (including cash and cash equivalents at holding company level)				529,204
Subtotal unallocated				778,393
Total assets				9,519,171

	North America	South America	EMEA	Balance as of March 31, 2020
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,689,143	886,319	2,201,730	4,777,192
Grants and other liabilities	1,483,240	12,615	126,402	1,622,257
Subtotal allocated	3,172,383	898,934	2,328,132	6,399,449
Unallocated liabilities
Long-term and short-term corporate debt				807,347
Other non-current liabilities				588,523
Other current liabilities				154,722
Subtotal unallocated				1,550,592
Total liabilities				7,950,041
Equity unallocated				1,569,130
Total liabilities and equity unallocated				3,119,722
Total liabilities and equity				9,519,171

Assets and liabilities by geography as of December 31, 2019:

	North America	South America	EMEA	Balance as of December 31, 2019
	($ in thousands)
Assets allocated
Contracted concessional assets	3,299,198	1,186,552	3,675,379	8,161,129
Investments carried under the equity method	90,847	-	49,078	139,925
Current financial investments	159,267	29,190	20,673	209,131
Cash and cash equivalents (project companies)	181,458	80,909	234,097	496,464
Subtotal allocated	3,730,771	1,296,652	3,979,227	9,006,649
Unallocated assets
Other non-current assets				239,553
Other current assets (including cash and cash equivalents at holding company level)				413,613
Subtotal unallocated				653,166
Total assets				9,659,815

	North America	South America	EMEA	Balance as of December 31, 2019
		($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,676,251	884,835	2,291,262	4,852,348
Grants and other liabilities	1,490,679	12,864	138,209	1,641,752
Subtotal allocated	3,166,930	897,699	2,429,471	6,494,100
Unallocated liabilities
Long-term and short-term corporate debt				723,791
Other non-current liabilities				564,855
Other current liabilities				162,213
Subtotal unallocated				1,450,859
Total liabilities				7,944,959
Equity unallocated				1,714,856
Total liabilities and equity unallocated				3,165,715
Total liabilities and equity				9,659,815

Assets and liabilities by business sector as of March 31, 2020:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of March 31, 2020
			($ in thousands)
Assets allocated
Contracted concessional assets	6,436,376	529,540	861,725	79,688	7,907,329
Investments carried under the equity method	67,789	15,469	-	44,362	127,619
Current financial investments	16,122	109,189	27,814	17,958	171,084
Cash and cash equivalents (project companies)	444,622	19,805	59,612	10,707	534,746
Subtotal allocated	6,964,909	674,003	949,150	152,716	8,740,778
Unallocated assets
Other non-current assets					249,189
Other current assets (including cash and cash equivalents at holding company level)					529,204
Subtotal unallocated					778,393
Total assets					9,519,171

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of March 31, 2020
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,584,214	523,907	647,085	21,986	4,777,192
Grants and other liabilities	1,615,004	99	6,435	719	1,622,257
Subtotal allocated	5,199,218	524,006	653,520	22,705	6,399,449
Unallocated liabilities
Long-term and short-term corporate debt					807,347
Other non-current liabilities					588,523
Other current liabilities					154,722
Subtotal unallocated					1,550,592
Total liabilities					7,950,041
Equity unallocated					1,569,130
Total liabilities and equity unallocated					3,119,722
Total liabilities and equity					9,519,171

Assets and liabilities by business sector as of December 31, 2019:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2019
	($ in thousands)
Assets allocated
Contracted concessional assets	6,644,024	559,069	872,757	85,280	8,161,129
Investments carried under the equity method	77,549	17,154	-	45,222	139,925
Current financial investments	13,798	148,723	28,237	18,373	209,131
Cash and cash equivalents (project companies)	421,198	11,850	53,868	9,548	496,464
Subtotal allocated	7,156,568	736,796	954,862	158,423	9,006,649
Unallocated assets
Other non-current assets					239,553
Other current assets (including cash and cash equivalents at holding company level)					413,613
Subtotal unallocated					653,166
Total assets					9,659,815

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2019
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,658,507	529,350	640,160	24,331	4,852,348
Grants and other liabilities	1,634,361	146	6,517	728	1,641,752
Subtotal allocated	5,292,868	529,495	646,677	25,059	6,494,100
Unallocated liabilities
Long-term and short-term corporate debt					723,791
Other non-current liabilities					564,855
Other current liabilities					162,213
Subtotal unallocated					1,450,859
Total liabilities					7,944,959
Equity unallocated					1,714,856
Total liabilities and equity unallocated					3,165,715
Total liabilities and equity					9,659,815

c)	The amount of depreciation, amortization and impairment charges recognized for the three-month periods ended March 31, 2020 and 2019 are as follows:

	For the three-month period ended March 31,
Depreciation, amortization and impairment by geography	2020	2019
	($ in thousands)
North America	(57,121)	(26,583)
South America	(15,572)	(11,250)
EMEA	(36,927)	(37,902)
Total	(109,619)	(75,736)

	For the three-month period ended March 31,
Depreciation, amortization and impairment by business sectors	2020	2019
	($ in thousands)
Renewable energy	(71,613)	(72,139)
Efficient natural gas	(26,202)	2,537
Electric transmission lines	(10,457)	(6,134)
Water	(1,348)	-
Total	(109,619)	(75,736)

Note 5. - Changes in the scope of the consolidated condensed interim financial statements

For the three-month period ended March 31, 2020

There is no change in the scope of the consolidated condensed interim financial statement in the three-month period ended March 31, 2020.

For the year ended December 31, 2019

On May 24, 2019, Atlantica and Algonquin formed Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. The first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership (“AIP”), the holding company of Windlectric. Atlantica accounts for the investment in AIP and ultimately Windlectric under the equity method as per IAS 28, Investments in Associates and Joint Ventures. Since Atlantica has control over AYES Canada under IFRS 10 “Consolidated Financial Statements”, its consolidated financial statements initially showed a total investment in the Amherst Island project of $97.2 million, accounted for as “Investments carried under the equity method” (Note 7) and Algonquin’s portion of that investment of $92.3 million as “Non-controlling interest”.

On August 2, 2019, the Company closed the acquisition of a 30% stake in Monterrey, a 142 MW gas-fired engine facility with batteries. The total investment amounted to $42 million, out of which $17 million is an equity investment, and the rest is a shareholder loan classified as financial investments in these consolidated condensed interim financial statements. The acquisition has been accounted for in the consolidated accounts of Atlantica, in accordance with IAS 28, Investments in Associates.

On August 2, 2019, the Company closed the acquisition of a 100% stake in ASI Operations LLC (“ASI Ops”), the company that performs the operation and maintenance services for the Solana and Mojave plants. The total equity investment amounted to $6 million. The acquisition has been accounted for in the consolidated financial statements of Atlantica, in accordance with IFRS 3, Business Combinations.

On October 22, 2019, the Company closed the acquisition of ATN Expansion 2 from Enel Green Power Perú, for a total equity investment of $20 million, controlling the asset from this date. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained within an eight-month period from the acquisition date, the transaction would be reversed with no penalties to Atlantica. Enel Green Power Perú issued a bank guarantee to address this potential repayment obligation to Atlantica. The purchase has been accounted for in the consolidated accounts of Atlantica, in accordance with IFRS 3, Business Combinations.

Impact of changes in the scope in the consolidated financial statements

The amount of assets and liabilities integrated at the effective acquisition date for the aggregated change in scope is shown in the following table:

Asset Acquisition for the year ended December 31, 2019
Concessional assets	28,738
Investments carried under the equity method	113,897
Other non-current assets	25,342
Current assets	1,503
Deferred tax liabilities	(2,539)
Other current and non-current liabilities	(1,512)
Non-controlling interests	(92,303)
Asset acquisition - purchase price	(73,126)
Net result of the asset acquisition	-

Note 6. - Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of March 31, 2020 and December 31, 2019 is as follows:

	Balance as of March 31, 2020	Balance as of December 31, 2019
	($ in thousands)
Contracted concessional assets cost	10,196,131	10,384,597
Amortization and impairment	(2,288,802)	(2,223,468)
Total	7,907,329	8,161,129

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IFRS 16, and PS10, PS20, Seville PV, Mini-Hydro and Chile TL3 which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12 are either intangible or financial assets. As of March 31, 2020, contracted concessional financial assets amount to $781,136 thousand ($819,146 thousand as of December 31, 2019).

The decrease in the contracted concessional assets cost is primarily due to the lower value of assets denominated in Euro and South African Rand since the exchange rate of the Euro and South African Rand decreased against the U.S. dollar since December 31, 2019.

No losses from impairment of contracted concessional assets, excluding any change in the provision for expected credit losses under IFRS 9, Financial instruments, were recorded during the three-month periods ended March 31, 2020 and 2019. The impairment provision based on the expected credit losses on contracted concessional financial assets increased by $30 million in the three-month period ended March 31, 2020 (reversal of $4 million in the three-month period ended March 31, 2019), primarily in ACT.

Other matters

Abengoa maintains a number of obligations under O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented that further to the accession to the restructuring agreement, Atlantica would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations. The Company has contingent assets, which have not been recognized as of March 31, 2020, related to the obligations of Abengoa referred above, which results and amounts will depend on the occurrence of uncertain future events.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of March 31, 2020 and December 31, 2019:

	Balance as of March 31, 2020	Balance as of December 31, 2019
	($ in thousands)
Evacuación Valdecaballeros, S.L.	2,261	2,348
Myah Bahr Honaine, S.P.A.(*)	44,362	45,222
Pectonex, R.F. Proprietary Limited	1,368	1,391
ABY Infraestructuras, S.L.	20	11
Ca Ku A1, S.A.P.I. de CV (PTS)	-	-
Evacuación Villanueva del Rey, S.L	-	-
Windlectric Inc (**)	64,058	73,693
Pemcorp SAPI de CV (***)	15,469	17,179
Other renewable energy joint ventures (****)	81	81
Total	127,619	139,925

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated condensed interim financial statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

(**) Windlectric Inc., the project entity, is owned 100% by Amherst Island Partnership which is accounted for under the equity method (Note 5).

(***) Pemcorp SAPI de CV, Monterrey´s project entity, is 100% owned by Arroyo Netherlands II B.V. - which is accounted for under the equity method in these consolidated condensed interim financial statements (Note 5). Arroyo Netherlands II B.V. is 30% owned by Atlantica.

(****) Other renewable energy joint ventures correspond to investments made in the following entities located in Colombia: AC Renovables Sol 1 SAS Esp, PA Renovables Sol 1 SAS Esp, SJ Renovables Sun 1 SAS Esp and SJ Renovables Wind 1 SAS Esp.

Note 8. - Financial investments

The detail of Non-current and Current financial investments as of March 31, 2020 and December 31, 2019 is as follows:

	Balance as of March 31, 2020	Balance as of December 31, 2019
	($ in thousands)
Fair Value through OCI (Investment in Ten West link)	11,189	9,874
Fair Value through Profit and Loss (Investment in Rioglass)	4,669	7,000
Derivative assets	2,923	3,182
Other receivable accounts at amortized cost	72,976	71,531
Total non-current financial investments	91,757	91,587
Contracted concessional financial assets	153,786	160,624
Derivative assets	4,616	2,048
Other receivable accounts at amortized cost	24,696	55,905
Total current financial investments	183,098	218,577

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the U.S.

Investment in Rioglass corresponds to a 15.12% equity interest in Rioglass, a multinational solar power and renewable energy technology manufacturer.

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of March 31, 2020 and December 31, 2019 are as follows:

	Balance as of March 31, 2020		Balance as of December 31, 2019
($ in thousands)	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedges	1,276	335,396	1,619	298,744
Foreign exchange derivative instruments	6,264	-	3,610	-
Total	7,540	335,396	5,230	298,744

The derivatives are primarily interest rate cash flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

Additionally, the Company owns currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the distributions from its Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, the strategy of the Company is to hedge 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro denominated net exposure for the following 12 months, on a rolling basis. Hedge accounting is not applied to these options.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $14.5 million for the three-month period ended March 31, 2020 (loss of $14.2 million in the three-month period ended March 31, 2019).

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of March 31, 2020 and December 31, 2019 amount to a profit of $43.9 million and $73.8 million, respectively (included under the caption “Other reserves”).

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of March 31, 2020, and December 31, 2019, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the investments held in Ten West Link and Rioglass, which have been classified as Level 3.

Note 11. - Related parties

Details of balances with related parties as of March 31, 2020 and December 31, 2019 are as follows:

	Balance as of March 31,	Balance as of December 31,
	2020	2019
	($ in thousands)
Credit receivables (current)	9,496	13,350
Total current receivables with related parties	9,946	13,350

Credit receivables (non-current)	22,733	21,355
Total non-current receivables with related parties	22,733	21,355

Credit payables (current)	18,450	23,979
Total current payables with related parties	18,450	23,979

Credit payables (non-current)	15,609	17,115
Total non-current payables with related parties	15,609	17,115

Current credit receivables as of March 31, 2020 mainly correspond to the short-term portion of the loan to Arroyo Netherland II B.V., the holding company of Pemcorp SAPI de CV., Monterrey´s project entity (Note 5) for $2.0 million ($4.0 million as of December 31, 2019) and to a dividend to be collected from AIP for $4.0 million as of March 31, 2020 ($5.5 million as of December 31, 2019).

Non-current credit receivables as of March 31, 2020 and December 31, 2019 correspond to the long-term portion of the loan to Arroyo Netherland II B.V.

Credit payables relate to debts with non-controlling interests partners in Kaxu, Solaben 2&3 and Solacor 1&2 for an amount of $30.1 million as of December 31, 2019 ($35.6 million as of December 31, 2019). Current credit payables also include the dividend to be paid from Atlantica Yield Energy Solutions Ltd to Algonquin for $3.8 million as of March 31, 2020 ($5.4 million as of December 31, 2019).

The transactions carried out by entities included in these consolidated condensed interim financial statements with related parties not included in the consolidation perimeter of Atlantica, for the three-month periods ended March 31, 2020 and 2019 have been as follows:

	For the three-month period ended March 31,
	2020	2019
	($ in thousands)
Financial income	584	7
Financial expenses	(42)	(183)

Note 12. - Trade and other receivables

Trade and other receivables as of March 31, 2020 and December 31, 2019, consist of the following:

	Balance as of March 31,	Balance as of December 31,
	2020	2019
	($ in thousands)
Trade receivables	255,565	242,008
Tax receivables	32,620	50,901
Prepayments	32,487	5,150
Other accounts receivable	20,511	19,508
Total	341,183	317,568

As of March 31, 2020, and December 31, 2019, the fair value of trade and other receivables accounts does not differ significantly from its carrying value.

Note 13. - Equity

As of March 31, 2020, the share capital of the Company amounts to $10,160,166 represented by 101,601,662 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin completed in 2018 the acquisition from Abengoa of its entire stake in Atlantica, 41.47% of the total shares of the Company, becoming the largest shareholder of the Company. On May 22, 2019, the Company issued an additional 1,384,402 ordinary shares, which were fully subscribed by Algonquin for a total amount of $30,000,000, increasing the stake of Algonquin to 42.27%. Additionally, Algonquin purchased 2,000,000 ordinary shares on May 31, 2019, increasing its stake in Atlantica to 44.2%.

Atlantica´s parent company reserves as of March 31, 2020 are made up of share premium account and distributable reserves.

Retained earnings primarily include results attributable to Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda, by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu and by Algonquin Power Co. in AYES Canada.

On February 26, 2020, the Board of Directors declared a dividend of $0.41 per share corresponding to the fourth quarter of 2019. The dividend was paid on March 23, 2020 for a total amount of $41.7 million.

In addition, as of March 31, 2020, there was no treasury stock and there have been no transactions with treasury stock during the three-month period then ended.

Note 14. - Corporate debt

The breakdown of the corporate debt as of March 31, 2020 and December 31, 2019 is as follows:

	Balance as of March 31,	Balance as of December 31,
	2020	2019
	($ in thousands)
Non-current	779,335	695,085
Current	28,012	28,706
Total Corporate Debt	807,347	723,791

The repayment schedule for the corporate debt as of March 31, 2020 is as follows:

	Remainder of 2020	Between January and March 2021	Between April and December 2021	2022	2023	2024	Subsequent years	Total
			($ in thousands)
Note Issuance Facility 2017	41	-	-	99,796	98,978	98,869	-	297,684
2017 Credit Facility	6	-	9,970	-	-	-	-	9,976
New Revolving Credit Facility	464	-	-	171,467	-	-	-	171,931
Note Issuance Facility 2019	-	-	11,073	-	-	-	289,182	300,255
Commercial Paper	27,501	-	-	-	-	-	-	27,501
Total	28,012	-	21,043	271,263	98,978	98,869	289,182	807,347

On February 10, 2017, the Company issued Senior Notes due 2022, 2023, 2024 (the “Note Issuance Facility 2017”), in an aggregate principal amount of €275,000 thousand. The 2022 to 2024 Notes accrue annual interest, equal to the sum of (i) EURIBOR plus (ii) 4.90%, as determined by the Agent. Interest on the Notes are payable in cash quarterly in arrears on each interest payment date. The Company pays interest to the holders of record on each interest payment date. The interest rate on the Note Issuance Facility 2017 is fully hedged by two interest rate swaps contracted with Jefferies Financial Services, Inc. with effective date March 31, 2017 and maturity date December 31, 2022, resulting in the Company paying a net fixed interest rate of 5.5% on the Note Issuance Facility 2017. The Company does not apply hedge accounting to these swap instruments and therefore changes in fair value of these interest rate swaps are recorded in the consolidated income statement. The Note Issuance Facility 2017 is a € denominated liability for which the Company applies net investment hedge accounting. When converted to US$ at US$/€ closing exchange rate, it contributes to reduce the impact in translation difference reserves generated in the equity of these consolidated financial statements by the conversion of the net assets of the Spanish solar assets into US$. On April 3, 2020, the Company closed the secured 2020 Green Private Placement for € 290 million (approximately $320 million). The private placement accrues interest at an annual 1.96% interest, payable quarterly and has a June 2026 maturity. Net proceeds have been primarily used to fully repay the Note Issuance Facility 2017.

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10 million, approximately $11.0 million, which is available in euros or U.S. dollars and was fully drawn down in 2017. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2% or LIBOR plus 2%, depending on the currency. As of March 31, 2020, the Company had drawn down an amount of €9 million (€9 million as of December 31, 2019). The credit facility maturity is December 13, 2021.

On May 10, 2018, the Company entered into a $215 million revolving credit facility (the “New Revolving Credit Facility”) with Royal Bank of Canada, as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $70 million of the Revolving Credit Facility. During the year 2019, the amount of the Revolving Credit Facility increased from $215 million to $425 million and the maturity was extended to December 31, 2022 for $387.5 million, while the remaining $37.5 million matures on December 31, 2021. On March 31, 2020, the Company had drawn down a total amount of $174 million ($84 million as of December 31, 2019).

On April 30, 2019, the Company entered into a senior unsecured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €268 million (the “Note Issuance Facility 2019”). The principal amount was issued on May 24, 2019. The Note Issuance Facility 2019 includes an upfront fee of 2% paid on drawdown and its maturity date is April 30, 2025. Interest accrue at a rate per annum equal to the sum of 3-month EURIBOR plus 4.50%. The interest rate on the Note Issuance Facility 2019 is fully hedged by an interest rate swap with effective date June 28, 2019 and maturity date June 30, 2022, resulting in the Company paying a net fixed interest rate of 4.24%. The Note Issuance Facility 2019 provides that the Company may capitalize interest on the notes issued thereunder for a period of up to two years from closing at the Company´s discretion, subject to certain conditions.

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program allows Atlantica to issue short term notes over the next twelve months for up to €50 million, with such notes having a tenor of up to two years. As of March 31, 2020, the Company has issued €25 million under the program at an average cost of 0.66% (€25 million as of December 31, 2019).

Current corporate debt corresponds mainly to the nominal amount of the Commercial Paper.

Note 15. - Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, efficient natural gas, electric transmission line and water assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in Note 6 of these consolidated condensed interim financial statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing. In addition, the cash of the Company´s projects includes funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $332 million as of March 31, 2020 ($339 million as of December 31, 2019).

Compared with corporate debt, project debt has certain key advantages, including a greater leverage and a clearly defined risk profile.

The breakdown of project debt for both non-current and current liabilities as of March 31, 2020 and December 31, 2019 is as follows:

	Balance as of March 31,	Balance as of December 31,
	2020	2019
	($ in thousands)
Non-current	3,953,432	4,069,909
Current	823,760	782,439
Total Project debt	4,777,192	4,852,348

The decrease in total project debt as of March 31, 2020 is primarily due to the lower value of debt denominated in Euro and South African Rand given the weakened exchange rate of the Euro and South African Rand against the U.S. dollar since December 31, 2019.

Due to the PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company (“PG&E”), Chapter 11 filings in January 2019, a default of the PPA agreement with PG&E occurred. Since PG&E failed to assume the PPA within 180 days from the commencement of the PG&E’s Chapter 11 proceedings, a technical event of default was triggered under the Mojave project finance agreement in July 2019. However, the plan of reorganization proposed to assume all PPAs and there is no reason to believe that this would exclude Mojave’s PPA. Chapter 11 bankruptcy is a complex process and the Company does not know at this time whether PG&E will be able to confirm its plan of reorganization. Although the Company does not contemplate a scenario under which the DOE would declare the acceleration of debt repayment, the project debt agreement does not have an unconditional right to defer the settlement of the debt for at least twelve months as of March 31, 2020, as the event of default provision make that right not totally unconditional, and therefore the debt has been presented as current in these condensed interim financial statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

The repayment schedule for project debt in accordance with the financing arrangements and assuming there will be no acceleration of the Mojave debt, as of March 31, 2020, is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2020
Payment of interests accrued as of March 31, 2020	Nominal repayment	Between January and March 2021	Between April and December 2021	2022	2023	2024	Subsequent Years	Total
($ in thousands)
59,240	243,993	3,232	242,663	285,997	309,822	324,234	3,308,013	4,777,192

Note 16. - Grants and other liabilities

	Balance as of March 31,	Balance as of December 31,
	2020	2019
	($ in thousands)
Grants	1,072,758	1,087,553
Other Liabilities	549,499	554,199
Grant and other non-current liabilities	1,622,257	1,641,752

As of March 31, 2020, the amount recorded in Grants corresponds primarily to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $699 million ($707 million as of December 31, 2019), which was primarily used to fully repay the Solana and Mojave short-term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $372 million ($379 million as of December 31, 2019). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. Total amount of income for these two types of grants for Solana and Mojave is $14.7 million and $14.8 million for the three-month periods ended March 31, 2020 and 2019, respectively (Note 20).

Other liabilities mainly relate to the investment from Liberty Interactive Corporation (”Liberty”) made on October 2, 2013 for an amount of $300 million. The investment was made in the parent company of the project entity, in exchange for the right to receive a large part of taxable losses and distributions until such time when Liberty reaches a certain rate of return, or the Flip Date. Given the underperformance of the asset in the last years, the Company cannot assure the Flip Date will occur or when it will occur. The company expects potential cash distributions from Solana to go mostly or entirely to Liberty in the upcoming years. If the Flip Date never occurs or if there is a delay longer than currently anticipated, this will adversely affect the cash flows the Company expected from that project. In addition, the Company signed an option to acquire, until August 31, 2020, Liberty’s equity interest in Solana.

According to the stipulations of IAS 32 and in spite of the fact that the investment of Liberty is in shares, it does not qualify as equity and has been classified as a liability as of March 31, 2020 and as of December 31, 2019. The liability is recorded in Grants and other liabilities for a total amount of $387 million as of March 31, 2020 ($380 million as of December 31, 2019) and its current portion is recorded in other current liabilities for the remaining amount (Note 17). This liability has been initially valued at fair value, calculated as the present value of expected cash-flows during the useful life of the concession, and is then measured at amortized cost in accordance with the effective interest method, considering the most updated expected future cash-flows.

Additionally, other liabilities include $51.7 million of non-current finance lease liabilities and $59.1 million of dismantling provision as of March 31, 2020 ($53.8 million and $59.7 million as of December 2019, respectively).

Note 17. - Trade payables and other current liabilities

Trade payable and other current liabilities as of March 31, 2020 and December 31, 2019 are as follows:

	Balance as of March 31,	Balance as of December 31,
	2020	2019
	($ in thousands)
Trade accounts payable	58,661	52,062
Down payments from clients	598	565
Liberty (Note 16)	41,032	41,032
Other accounts payable	26,404	34,403
Total	126,695	128,062

Trade accounts payables mainly relate to the operation and maintenance of the plants.

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Note 18. - Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates, taking into account the tax treatment of permanent differences and tax credits.

For the three-month period ended March 31, 2020, Income tax amounted to a $10,147 thousand income with respect to a loss before income tax of $48,412 thousand. In the three-month period ended March 31, 2019, Income tax amounted to a $9,577 thousand expense with respect to a profit before income tax of $5,887 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19. - Financial income and expenses

Financial income and expenses

The following table sets forth financial income and expenses for the three-month periods ended March 31, 2020 and 2019:

	For the three-month period ended March 31,
Financial income	2020	2019
	($ in thousands)
Interest income from loans and credits	1,116	173
Interest rates benefits derivatives: cash flow hedges	90	113
Total	1,207	286

	For the three-month period ended March 31,
Financial expenses	2020	2019
Expenses due to interest:	($ in thousands)
- Loans from credit entities	(61,388)	(63,233)
- Other debts	(19,136)	(23,822)
Interest rates losses derivatives: cash flow hedges	(15,484)	(14,448)
Total	(96,008)	(101,503)

Interests from other debts are primarily interests on the notes issued by ATS, ATN, Atlantica and Solaben Luxembourg and interests related to the investment from Liberty (Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out ‘Other net financial income and expenses” for the three-month periods ended March 31, 2020, and 2019:

	For the three-month period ended March 31,
Other financial income / (expenses)	2020	2019
	($ in thousands)
Other financial income	2,202	5,633
Other financial losses	(6,315)	(4,571)
Total	(4,112)	1,062

Other financial income are primarily interests on deposits.

Other financial losses primarily include expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Note 20. - Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the three-month periods ended March 31, 2020, and 2019:

Other Operating income	For the three-month period ended March 31,
	2020	2019
	($ in thousands)
Grants (Note 16)	14,751	14,789
Income from various services and insurance proceeds	14,787	11,650
Total	29,538	26,439

Other Operating expenses	For the three-month period ended March 31,
	2020	2019
	($ in thousands)
Raw materials and consumables used	(2,208)	(2,913)
Leases and fees	(660)	(731)
Operation and maintenance	(26,790)	(33,817)
Independent professional services	(10,444)	(8,833)
Supplies	(5,587)	(6,865)
Insurance	(9,204)	(6,112)
Levies and duties	(8,904)	(3,069)
Other expenses	(2,017)	(1,146)
Total	(65,815)	(63,486)

Note 21. - Earnings per share

Basic earnings per share have been calculated by dividing the profit attributable to equity holders by the average number of shares outstanding. Diluted earnings per share equals basic earnings per share for the periods presented.

Item	For the three-month period ended March 31,
	2020	2019
	($ in thousands)
Profit/ (loss) from continuing operations attributable to Atlantica.	(40,511)	(8,957)
Average number of ordinary shares outstanding (thousands) - basic and diluted	101,602	100,217
Earnings per share from continuing operations (U.S. dollar per share) - basic and diluted	(0.40)	(0.09)
Earnings per share from profit/(loss) for the period (U.S. dollar per share) - basic and diluted	(0.40)	(0.09)

Note 22. - Subsequent events

On April 3, 2020, the Company closed the secured 2020 Green Private Placement for € 290 million (approximately $320 million). The private placement accrues interest at an annual 1.96% interest, payable quarterly and has a June 2026 maturity. Net proceeds have been primarily used to repay the Note Issuance Facility 2017.

On April 8, 2020, Logrosan Solar Inversiones, S.A, the subsidiary-holding company of Solaben 1/6 and Solaben 2/3 entered into a green project financing agreement with ING Bank, B.V. and Banco Santander S.A. (the “Green Project Finance”). The lenders of the new facility have no recourse to Atlantica at the corporate level. After considering transaction costs and reserves, the Green Project Finance has resulted in a net recap of $143 million that it expects to use to finance new investments in renewable assets. The Green Project Finance was issued in compliance with the 2018 Green Loan Principles and has an unqualified Second Party Opinion delivered by Sustainalytics.

In April 2020, the Company made an initial investment in the creation of a renewable energy platform in Chile, together with financial partners, where it owns approximately a 35% stake and has a strategic investor role. The first investment was the acquisition of an approximately 50 MW solar PV plant in an area with excellent solar resource. This asset has been in operation since 2016 demonstrating good operating track record while selling its production in the Chilean power market. The platform intends to make further investments in renewable energy in Chile and to sign PPAs with credit worthy offtakers. The initial contribution is expected to be $5 million.

On May 6, 2020, the Board of Directors of the Company approved a dividend of $0.41 per share, which is expected to be paid on June 15, 2020.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB and other disclosures including the disclosures under “Part II. Item 1A. Risk Factors” and “Item 3.D – Risk Factors” in our Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. The results shown here are not necessarily indicative of the results expected in any future period. Please see our Annual Report for additional discussion of various factors affecting our results of operations.

Overview

We are a sustainable company that owns and manages renewable energy, efficient natural gas, transmission and transportation infrastructures and water assets. We currently have operating facilities in North America (United States, Canada and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa). We intend to expand our portfolio, maintaining North America, South America and Europe as our core geographies.

As of the date of this quarterly report, we own or have an interest in a portfolio of high-quality and diversified assets in terms of type of asset, technology and geographic footprint. Our portfolio consists of 25 assets with 1,496 MW of aggregate renewable energy installed generation capacity, 343 MW of efficient natural gas-fired power generation capacity, 10.5 M ft3 per day of water desalination and 1,166 miles of electric transmission lines.

All of our assets have contracted revenue (regulated revenue in the case of our Spanish assets and one transmission line in Chile) and are underpinned by long-term contracts. As of December 31, 2019, our assets had a weighted average remaining contract life of approximately 18 years. Most of the assets we own or in which we have an interest have project-finance agreements in place.

We intend to take advantage of, and leverage our growth strategy on, favorable trends in the clean power generation, transmission and transportation infrastructures and water sectors globally, including energy scarcity and the focus on the reduction of carbon emissions. Our portfolio of operating assets and our strategy focuses on sustainable technology including renewable energy, efficient natural gas, and transmission networks as enablers of a sustainable power generation mix and on water infrastructure. Renewable energy is expected to represent in most markets the majority of new investments in the power sector, according to Bloomberg New Energy Finance 2019, approximately 50% of the world’s power generation by 2050 is expected to come from renewable sources, which indicates that renewable energy is becoming mainstream. Global installed capacity is expected to shift from 57% fossil fuels today to approximately two-thirds renewables by 2050. A 12-terawatt expansion of generating capacity is estimated to require approximately $13.3 trillion of new investment between now and 2050 – of which approximately 77% is expected to go to renewables. Another approximately $843 billion of investment goes to batteries along with an estimated $11.4 trillion to expected to go to transmission and distribution during that period. We believe regions will need to complement investments in renewable energy with investments in efficient natural gas, in transmission networks and in storage. We believe that we are well positioned to benefit from the expected transition towards a more sustainable power generation mix. In addition, we believe that water is going to be the next frontier in a transition towards a more sustainable world. New sources of water are needed worldwide and water desalination and water transportation infrastructure should help make that possible. We currently participate in two water desalination plants with a 10 million cubic feet capacity and we have an investment in a third desalination plant through a loan.

We are focused on high-quality, long-life facilities as well as long-term agreements that we expect will produce stable, long-term cash flows. We intend to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new assets and/or businesses where revenues may not be fully contracted.

We believe we can achieve organic growth through the optimization of the existing portfolio, price escalation factors in many of our assets and the expansion of current assets, particularly our transmission lines, to which new assets can be connected. We currently own three transmission lines in Peru and four in Chile. We believe that current regulations in Peru and Chile provide a growth opportunity by expanding transmission lines to connect new clients. Additionally, we should have repowering opportunities in certain existing generation assets.

Additionally, we expect to acquire assets from third parties leveraging the local presence and network we have in geographies and sectors in which we operate. We have also entered into and intend to enter into agreements or partnerships with developers or asset owners to acquire assets in operation, construction or development. We may also invest directly or through investment vehicles with partners in assets under development or construction, ensuring that such investments are always a small part of our total investments.

In addition, we have in place exclusive agreements with AAGES and Algonquin. Algonquin is our largest shareholder and currently holds a 44.2% equity stake in us. The AAGES ROFO Agreement provides us with a right of first offer on any proposed sale, transfer or other disposition of certain of AAGES’s assets. The Algonquin ROFO Agreement provides us a right of first offer on any proposed sale, transfer or other disposition of any of Algonquin’s contracted facilities or with infrastructure facilities located outside of the United States or Canada which are developed under expected long-term revenue agreements or concession agreements. See “Item 4.B—Business Overview—Our Business Strategy” and “Item 7.B—Related Party Transactions—Agreements with Current Shareholders” in our Annual Report.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and through the acquisition of assets. Pursuant to our cash dividend policy, we intend to pay a cash dividend each quarter to holders of our shares.

Key Metrics

We regularly review a number of financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Adjusted EBITDA. Our management believes Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with additional tools to compare business performance across companies and across periods. EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Adjusted EBITDA is widely used by other companies in the same industry.

Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and the Consolidated Condensed Interim Financial Statements.

Until December 31, 2019, we reported Further Adjusted EBITDA as one of our key metrics. Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and the Consolidated Condensed Interim Financial Statements, and dividends received from our preferred equity investment in ACBH until 2017. We will no longer report Further Adjusted EBITDA because the Company has not received dividends from our preferred equity investment in ACBH during the period under review or in any of the comparable periods.

Our revenue and Adjusted EBITDA by geography and business sector for the three-month period ended March 31, 2020 and 2019 are set forth in the following tables:

	Three-month period ended March 31,
Revenue by geography	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$59.3	28.2%	$60.5	27.3%
South America	35.7	16.9%	33.5	15.1%
EMEA	115.4	54.9%	127.5	57.6%
Total revenue	$210.4	100.0%	$221.5	100.0%

	Three-month period ended March 31,
Revenue by business sector	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$150.8	71.7%	$156.8	70.8%
Efficient natural gas power	26.4	12.5%	34.0	15.4%
Electric transmission lines	26.6	12.7%	24.9	11.2%
Water	6.6	3.1%	5.8	2.6%
Total revenue	$210.4	100.0%	$221.5	100.0%

	Three-month period ended March 31,
Adjusted EBITDA by geography	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$51.2	86.3%	$50.9	84.2%
South America	28.4	79.6%	28.2	84.2%
EMEA	82.8	71.8%	100.0	78.4%
Total Adjusted EBITDA(1)	$162.4	77.2%	$179.1	80.9%

	Three-month period ended March 31,
Adjusted EBITDA by business sector	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$113.5	75.3%	$123.5	78.8%
Efficient natural gas power	23.5	89.0%	30.5	89.6%
Electric transmission lines	21.5	80.8%	21.6	86.7%
Water	3.9	59.1%	3.5	60.3%
Total Adjusted EBITDA(1)	$162.4	77.2%	$179.1	80.9%

Note:—
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and the Consolidated Condensed Interim Financial Statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See Note 4 to the Consolidated Condensed Interim Financial Statements.

Recent Acquisitions

In January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Tenes, a water desalination plant in Algeria. In January 2019 we paid $19.9 million as an advanced payment. Closing of the acquisition was subject to conditions precedent, including approval by the Algerian administration. The conditions precedent set forth in the share purchase agreement were finally not fulfilled and in accordance with the terms of the share purchase agreement the advanced payment was converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends generated to be received from the asset. The share purchase agreement requires that the repayment occurs no later than September 30, 2031. In October 2019 we received a first payment in the amount of $7.8 million through the cash sweep mechanism.

On August 2, 2019 we acquired a 30% stake in Monterrey, a 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity. We paid $42 million for the total equity investment. The asset, located in Mexico, has been in operation since 2018 and represents our first investment in electric batteries. It has a U.S. dollar-denominated 20-year PPA with two international large corporations engaged in the car manufacturing industry as well as a 20-year contract for the natural gas transportation from Texas with a U.S. energy company. The PPA also includes price escalation factors. The asset is the sole electricity supplier for the off-takers, it has no commodity risk and also has the possibility to sell excess energy to the North-East region of the country. We have also entered into a ROFO agreement with the seller of the shares for the remaining 70% stake in the asset.

Additionally, on May 24, 2019, Atlantica and Algonquin formed AYES Canada, a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. AYES Canada’s first investment was in Amherst Island, a 75 MW wind plant in Canada owned by the project company Windlectric, Inc. (“Windlectric”). Atlantica invested $4.9 million and Algonquin invested $92.3 million, both through AYES Canada, which in turn invested those funds in Amherst Island Partnership, the holding company of Windlectric.

On May 31, 2019, we entered into an agreement with Abengoa to acquire a 15% stake in Rioglass, a multinational manufacturer of solar components in order to secure certain Abengoa obligations. The investment was $7 million, and it is classified as available for sale and is expected to generate interest income for us once divested.

On August 2, 2019, we closed the acquisition of ASI Operations, the company that performs the operation and maintenance services to Solana and Mojave plants. The consideration paid was $6 million. Additionally, we have internalized part of the operation and maintenance activities contracted in two wind assets, maintaining a direct relationship with the supplier for the turbine maintenance services.

In October 2019, we closed the acquisition of ATN Expansion 2, as previously announced, for a total equity investment of approximately $20 million. The offtaker is Enel Green Power Peru. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained within an eight-month period, the transaction would be reversed with no penalties to Atlantica.

In April 2020 we made an investment in the creation of a renewable energy platform in Chile, together with financial partners, where we now own approximately a 35% stake and have a strategic investor role. The first investment was the acquisition of an approximately 50 MW solar PV plant in an area with excellent solar resource. This asset has been in operation since 2016, demonstrating good operating track record during that period while selling its production in the Chilean power market. The platform intends to make further investments in renewable energy in Chile and sign PPAs with credit worthy offtakers. Our initial contribution is expected to be $5 million.

In October 2018 we reached an agreement to acquire PTS, a natural gas transportation platform located in the Gulf of Mexico, close to ACT, our efficient natural gas plant. PTS has a contracted compression capacity of 450 million standard cubic feet per day and was under construction at the time of the agreement. The service agreement signed with Pemex on October 18, 2017 is a “take-or-pay” 11-year term contract starting in 2020, with a possibility of future extension at the discretion of both parties.  On October 10, 2018, we acquired a 5% ownership in the project and expected to acquire an additional 65% stake after the asset entered into operation, subject to final approvals. PTS reached COD at the end of the first quarter 2020 and has closed its project finance agreement in April 2020, for a notional amount of approximately $400 million We expect to increase our investment in the asset to a 70% ownership by the third quarter of 2020, subject to fulfilling certain conditions precedent. The amount we would pay in that moment would be approximately $100 million.

Recent Developments

The outbreak of the COVID-19 coronavirus disease (“COVID-19”) has been declared a pandemic by the World Health Organization and continues to spread in some of our key markets. The COVID-19 virus continues to evolve rapidly, and its ultimate impact is uncertain and subject to change. Governmental authorities have imposed or recommended measures or responsive actions, including quarantines of certain geographic areas and travel restrictions. We have reinforced safety measures in all our assets while we continue to provide a reliable service to our clients. For example, we have implemented the use of additional protection equipment, reinforced access control to our plants, reduced contact between employees, changed shifts and taken additional measures to increase safety measures for our employees and operation and maintenance suppliers’ employees working at our assets. In addition, we have increased the purchase of spare parts and equipment required for operations, to manage potential disruptions in the supply chain. Although we have not experienced any material impacts, we may have some delays in certain maintenance activities. Further, we have adopted additional precautionary measures intended to mitigate potential risks to our employees, including temporarily requiring all employees to work remotely where their work can be done from home, and suspending all non-essential travel. We have also reinforced our on-site and cyber-security measures to ensure that our systems remain functional in order to both serve our operational needs with a remote workforce and keep them running to ensure uninterrupted service to our customers.

To date, we have not experienced material operational or financial impacts as a result of the COVID-19. We have not experienced any disruptions in availability or production in our assets due to COVID-19. Our businesses are considered an essential and critical activity in all our geographies, so we have continued operating our assets even in those countries where economic activity has been limited only to essential business for a certain period of time. In addition, all our assets have long-term contracts or regulated revenues.

In spite of all of the above, we cannot guarantee that the COVID-19 outbreak will not affect our operations and financial situation (see “Part II—Item 1.A —Risk Factors”).

On March 23, 2020 we announced that our special committee concluded the review of the strategic alternatives by reaffirming our current strategy.

On April 3, 2020 we closed the secured 2020 Green Private Placement for €290 million (approximately $320 million). The private placement accrues interest at an annual 1.96% interest, payable quarterly and has a June 2026 maturity. Net proceeds have been primarily used to repay the Note Issuance Facility 2017.

In 2019, we signed an option to acquire Liberty’s equity interest in Solana for approximately $300 million. The option was due to expire on April 30, 2020. Liberty is the tax equity investor in our Solana asset. In April 2020, we extended this option until August 2020. Until now, we have paid $10 million for the option and we expect to pay up to an additional $290 million. The final price includes a performance earn-out based on the average annual net production of the asset for the four calendar years with the highest annual net production during the five calendar years of 2020 through 2024. We cannot guarantee that we will exercise the option and the current situation created by the COVID-19 outbreak may make the closing of the acquisition more difficult. If we did not exercise the option, we might need to de-consolidate the asset.

On April 8, 2020, Logrosan Solar Inversiones, S.A, the subsidiary-holding company of Solaben 1/6 and Solaben 2/3 entered into the Green Project Finance, a green project financing agreement with ING Bank, B.V. and Banco Santander S.A. The lenders of the new facility have no recourse to Atlantica at the corporate level. After considering transaction costs and reserves, the Green Project Finance has resulted in a net recap of $143 million that we expect to use to finance new investments in renewable assets. The Green Project Finance was issued in compliance with the 2018 Green Loan Principles and have an unqualified Second Party Opinion delivered by Sustainalytics.

On May 6, 2020, our board of directors approved a dividend of $0.41 per share. The dividend is expected to be paid on June 15, 2020, to shareholders of record as of June 1, 2020.

Potential implications of Abengoa developments

Abengoa, which is currently our largest supplier and used to be our largest shareholder, went through a restructuring process which started in November 2015 and ended in March 2017 and obtained approval for a new restructuring in July 2019. In 2020, according to public information, Abengoa requested a waiver to its creditors in order to obtain new financing, which was denied, after which Abengoa obtained a waiver from their lenders to postpone interest payment due in March until July. In addition, Abengoa has recently announced a furlough of part of its employees in Spain, which does not affect those employees providing operation and maintenance services to our plants.

We expect Abengoa to continue to maintain its contractual obligations under material contracts with us including the operation and maintenance agreements. However, a decline in the financial situation of Abengoa or certain Abengoa subsidiaries may result in a material adverse effect on our operation and maintenance agreements. Abengoa and its subsidiaries provide operation and maintenance services for many of our assets. We cannot guarantee that Abengoa and/or its subcontractors will be able to continue performing with the same level of service, under the same terms and conditions, or at the same prices. If Abengoa cannot continue performing current services at the same prices, we may need to renegotiate contracts, change suppliers, pay higher prices or change the level of services.

In addition, the project financing arrangement of Kaxu contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. In March 2017, Atlantica obtained a waiver in its Kaxu project financing arrangement which waives any potential cross-defaults with Abengoa up to that date, but it does not cover potential future cross-default events. As of March 31, 2020, we are not aware of any cross-default events with Abengoa.

A decline in the financial situation of Abengoa may also result in a material adverse effect on Abengoa’s and its subsidiaries’ obligations, warranties and guarantees, and indemnities covering, for example, potential tax liabilities for assets acquired from Abengoa, or any other agreement. In Mexico, Abengoa owns a power plant that shares certain infrastructure and has certain back-to-back obligations with ACT. A decline in Abengoa’s or this asset’s financial situation may also result in a material adverse effect on ACT or Atlantica. In addition, Abengoa represented that in furtherance of the accession to the restructuring agreement, we would not be a guarantor of any obligation of Abengoa with respect to third parties. Abengoa agreed to indemnify us for any penalty claimed by third parties resulting from any breach in Abengoa’s representations.

Currency Presentation and Definitions

In this quarterly report, all references to “U.S. Dollar” and “$” are to the lawful currency of the United States.

Factors Affecting the Comparability of Our Results of Operations

Acquisitions

The results of operations of each acquisition have been consolidated since the date of their respective acquisition except for Monterrey and Amherst, which are recorded under the equity method since their acquisition date. The acquisitions we have made since the beginning of 2019 and any other acquisitions we may make from time to time, will affect the comparability of our results of operations.

Factors Affecting Our Results of Operations

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness with variable interest rates.

Most of our debt consists of project debt. As of December 31, 2019, approximately 92% of our project debt has either fixed interest rates or has been hedged with swaps or caps.

To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. We estimate that approximately 91% of our total interest risk exposure was fixed or hedged as of December 31, 2019. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR or LIBOR.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed totally or partially to, U.S. dollars. Our solar power plants in Spain have their revenues and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenues and expenses denominated in South African rand.

Our strategy is to hedge cash distributions from our Spanish assets. We hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 11—Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk” in our Annual Report. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates. Revenue, expenses and cash flows are translated using average rates of exchange. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Key Performance Indicators

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

	Volume sold and availability levels Three-month period ended March 31,
Key performance indicator	2020	2019
Renewable energy
MW in operation(1)	1,496	1,496
GWh produced(2)	526	581
Efficient natural gas power
MW in operation(3)	343	300
GWh produced(4)	644	383
Availability (%)(5)	102.4%	87.1%
Electric transmission lines
Miles in operation	1.166	1,152
Availability (%)(6)	99.9%	99.9%
Water
Mft[3] in operation(1)	10.5	10.5
Availability (%)(6)	101.8%	99.8%

Note:
(1)	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2)	Includes curtailment in wind assets for which we receive compensation.
(3)	Includes 43MW corresponding to our 30% share of Monterrey since August 2, 2019.
(4)
GWh produced in the first quarter of 2020 includes 30% production from Monterrey since August 2019. Major maintenance overhaul held in Q1 2019, as scheduled, which reduced production and electric availability as per the contract.

(5)	Electric availability refers to operational MW over contracted MW.
(6)	Availability refers to actual availability divided by contracted availability.

Production in the renewable business sector decreased by 9.5% in the three-month period ended March 31, 2020, compared to the three-month period ended March 31, 2019. The decrease in production was mainly driven by a decrease in production levels in our Spanish assets, where solar radiation was significantly lower than the same quarter of the previous year. Impact on revenues and Adjusted EBITDA was limited since in Spain most of the revenues are based on capacity in accordance with existing regulation. Production also decreased in South Africa due to lower solar radiation and to a fire that occurred in the electrical room of our Kaxu solar asset which damaged the electric system. Production was stopped, and is expected to ramp up over the next weeks. Damage and business interruption are covered by our insurance, after customary deductibles. This decrease was partially offset by an increase in production in our solar assets in North America, where solar radiation was higher, as well as in our wind assets in Uruguay. In Solana, availability in the storage system was lower than expected during the quarter due to certain leaks identified in the storage system. The cause of those leaks is currently under analysis, but will probably result in a lower availability during the rest of the year and could have an impact on our decision regarding the exercise of the purchase option of our partner's shares.

In ACT, our efficient natural gas power asset, availability and production levels during the three-month period ended March 31, 2020 were higher than during the three-month period ended March 31, 2019 due the scheduled major overhaul performed on one of the turbines in the first quarter of 2019.

Our transmission lines and water assets, the two other sectors where our revenues are based on availability, continue to achieve high availability levels.

Results of Operations

The table below illustrates our results of operations for the three-month periods ended March 31, 2020 and 2019.

	Three-month period ended March 31,
	2020	2019	% Variation
	($ in millions)
Revenue	$210.4	$221.5	(5.0)%
Other operating income	29.5	26.4	11.7%
Employee benefit expenses	(11.7)	(5.3)	120.8%
Depreciation, amortization, and impairment charges	(109.6)	(75.7)	44.8%
Other operating expenses	(65.8)	(63.5)	3.6%
Operating profit	$52.8	$103.4	(48.9)%

Financial income	1.2	0.3	300.0%
Financial expense	(96.0)	(101.5)	(5.4)%
Net exchange differences	(1.6)	0.9	(277.8)%
Other financial income/(expense), net	(4.1)	1.0	(510.0)%
Financial expense, net	$(100.5)	$(99.3)	1.2%

Share of profit of associates carried under the equity method	(0.7)	1.8	(138.9)%
Profit/(loss) before income tax	$(48.4)	$5.9	(920.3)%

Income tax	10.1	(9.6)	205.2%
Profit/(loss) for the period	$(38.3)	$(3.7)	(935.1)%

Profit attributable to non-controlling interest	(2.2)	(5.3)	58.5%
Profit/(loss) for the period attributable to the parent company	$(40.5)	$(9.0)	(350.0)%
Weighted average number of ordinary shares outstanding (millions)	101.6	100.2
Basic and diluted earnings per share attributable to the parent company (U.S. dollar per share)	(0.40)	(0.09)
Dividend paid per share(1)	0.41	0.37
Note:
(1)
On February 26, 2020, our board of directors approved a dividend of $0.41 per share, corresponding to the fourth quarter of 2019, which was paid on March 23, 2020. On February 26, 2019, the board of directors declared a dividend of $0.37 per share corresponding to the fourth quarter of 2018, which was paid on March 22, 2019.

Comparison of the Three-Month Periods Ended March 31, 2020 and 2019.

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue decreased by 5.0% to $210.4 million for three-month period ended March 31, 2020, compared to $221.5 million for the three-month period ended March 31, 2019. The decrease was partially due to the depreciation of the euro and the South African rand against the U.S. dollar. On a constant currency basis, revenue for the three-month period ended March 31, 2020 was $214.8 million, representing a decrease of 3.0% compared to the three-month period ended March 31, 2019. Although we hedge our net cash flow exposure to the euro, variations in the euro to U.S. dollar exchange rate affect our revenues and Adjusted EBITDA. The decrease in revenue was primarily due to lower production in Kaxu, our South African asset, where solar radiation was lower, and a fire caused an outage, as explained above. We expect damage and business interruption to be covered by insurance, after customary deductibles. Revenue also decreased due to lower solar radiation in Spain. In addition, revenue decreased in ACT due to a positive accounting impact recorded in 2019.I In the first quarter of 2019 we recorded a one-time increase in revenue and Adjusted EBITDA of approximately $6 million with no impact in cash and with no corresponding amount in the first quarter of 2020, which explains the decrease. These effects were partially offset by an increase in revenues from our solar assets in North America as well as our wind assets in South America.

Other operating income

The following table sets forth our other operating income for the three-month period ended March 31, 2020 and 2019:

	Three-month period ended March 31,
Other operating income	2020	2019
	($ in millions)
Grants	$14.7	$14.8
Income from various services	14.8	11.6
Total	$29.5	$26.4

Other operating income increased by 11.7% to $29.5 million for the three-month period ended March 31, 2020, compared to $26.4 million for the three-month period ended March 31, 2019 due to an increase in “Income from various services”. In the first quarter of 2020 we have recorded a $6 million income corresponding to the compensation to be received from our insurance company in Kaxu. We have recorded the portion of the compensation corresponding to the first quarter, net of deductibles. In addition, in the first quarter of 2020 we have recorded $4 million insurance income received in Solana this quarter and corresponding to events of previous years. In the first quarter of 2019 Solana received $5 million payments from Abengoa in connection with the consent of the DOE.

Grants represent the financial support provided by the U.S. government to Solana and Mojave and consist of ITC Cash Grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank. Income from various services include amounts received for our U.S. solar assets from our EPC contractor under their obligations and amounts received from insurance claims.

Employee benefits expenses

Employee benefit expenses increased by 120.8% to $11.7 million for the three-month period ended March 31, 2020, compared to $5.3 million for the three-month period ended March 31, 2019. The increase was primarily due to the internalization of operation and maintenance services in our U.S. solar assets, following the acquisition of ASI Operations on July 30, 2019. The operation and maintenance costs for these assets were mainly recorded as “Other operating expenses” until July 30, 2019. We expect this internalization to result in a cost reduction of $0.5 million to $0.6 million per year, which corresponds to the margin fee previously paid to Abengoa.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 44.8% to $109.6 million for the three-month period ended March 31, 2020, compared with $75.7 million for three-month period ended March 31, 2019. The increase was mainly due to the increase in the impairment provision of ACT following under IFRS 9. IFRS 9 requires impairment provisions to be based on the expected credit losses on financial assets rather than on actual credit losses. ACT’s impairment for the first quarter of 2020 was $26.2 million, while in the first quarter of 2019 there was an impairment reversal of $2.5 million.

Other operating expenses

The following table sets forth our other operating expenses for the three-month period ended March 31, 2020 and 2019:

	Three-month period ended March 31,
Other operating expenses	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	$0.7	0.3%	$0.8	0.3%
Operation and maintenance	26.8	12.7%	33.8	15.3%
Independent professional services	10.4	4.9%	8.8	4.0%
Supplies	5.6	2.7%	6.9	3.1%
Insurance	9.2	4.4%	6.1	2.8%
Levies and duties	8.9	4.2%	3.1	1.4%
Other expenses	2.0	1.0%	1.1	0.5%
Raw Materials	2.2	1.0%	2.9	1.311%
Total	$65.8	31.3%	$63.5	28.7%

Other operating expenses increased by 3.6% to $65.8 million for the three-month period ended March 31, 2020, compared to $63.5 million for the three-month period ended March 31, 2019. The increase was mainly due to higher levies and duties in the first quarter of 2020 compared to the same period of the previous year. On the one hand, at the end of 2018, the Spanish government granted a six-month exemption for the 7% electricity sales tax in our Spanish assets until April 2019, which reduced our costs in the first quarter of 2019. In addition, insurance expenses increased due to higher insurance premiums. On the other hand, operation and maintenance expenses decreased due to the internalization of the operation and maintenance services in our U.S. solar assets since July 30, 2019, given that most of these expenses are now recorded in “Employee benefit expenses” since that date.

Operating profit

As a result of the above factors, operating profit for the first quarter of 2020 decreased by 48.9% to $52.8 million, compared to $103.3 million in the first quarter of 2019.

Financial income and financial expense

	Three-month period ended March 31,
Financial income and financial expense	2020	2019
	$ in millions
Financial income	1.2	0.3
Financial expense	(96.0)	(101.5)
Net exchange differences	(1.6)	0.9
Other financial income/(expense), net	(4.1)	1.0
Financial expense, net	(100.5)	(99.3)

Financial expense

The following table sets forth our financial expense for the three-month period ended March 31, 2020 and 2019:

	Three-month period ended March 31,
Financial expense	2020	2019
	($ in millions)
Interest expense:
—Loans from credit entities	$(61.4)	$(63.2)
—Other debts	(19.1)	(23.8)
Interest rates losses derivatives: cash flow hedges	(15.5)	(14.5)
Total	$(96.0)	$(101.5)

Financial expense decreased by 5.4% to $96.0 million for the three-month period ended March 31, 2020, compared to $101.5 million for the three-month period ended March 31, 2019. The decrease was mainly due to lower interest costs at the corporate level due to the recent debt refinancings and the depreciation of the euro and the South African rand against the U.S. dollar.

Interest on other debt corresponds mainly to interest expense on the notes issued by ATS, ATN and Solaben Luxembourg and interests related to the investments from Liberty. Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other financial income/(expense), net

	Three-month period ended March 31,
Other financial income /(expense), net	2020	2019
	($ in millions)
Other financial income	$2.2	$5.6
Other financial expense	(6.3)	(4.6)
Total	$(4.1)	$1.0

Other financial income/(expense), net decreased to a financial expense of $4.1 million for the three-month period ended March 31, 2020, compared to a net financial income of $1.0 million for the three-month period ended March 31, 2019. The increase in other financial expense was mainly due to a decrease in the fair value of our 15% stake in Rioglass, an international manufacturer of solar components. Our investment is classified as available for sale and recorded at fair value with changes in the income statement. Other financial income primarily relates to interests on deposits.

Share of profit/(loss) of associates carried under the equity method

Share of profit of associates carried under the equity method decreased to $0.7 million loss in the three-month period ended March 31, 2020 compared to $1.8 million profit for three-month period ended March 31, 2019. This includes mainly the results of Honaine and Monterrey, which are recorded under the equity method. The decrease was primarily due to the loss reported by Monterrey, which we started to record under the equity method since its acquisition in August 2019.

Profit/(loss) before income tax

As a result of the factors mentioned above, we reported a loss before income taxes of $48.4 million for the three-month period ended March 31, 2020, compared to a profit before income taxes of $5.9 million for the three-month period ended March 31, 2019.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. For the three-month period ended March 31, 2020, income tax amounted to an income of $10.1 million, with a loss before income tax of $48.4 million. For the three-month period ended March 31, 2019, income tax amounted to an expense of $9.6 million of expense, with a profit before income tax of $5.9 million. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was $2.2 million for the three-month period ended March 31, 2020 compared to $5.3 million for the three-month period ended March 31, 2019. Profit attributable to non-controlling interest corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2/3, Solacor 1/2 and Seville PV) and the decrease is mainly due to lower results in Kaxu and Skikda.

Loss / (profit) attributable to the parent company

As a result of the factors mentioned above, loss attributable to the parent company was $40.5 million for the three-month period ended March 31, 2020, compared to a loss of $9.0 million for the three-month period ended March 31, 2019.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located:

•	North America;

•	South America; and

•	EMEA.

In addition, we have identified the following business sectors based on the type of activity:

•	Renewable energy, which includes our activities related to the production of electricity from concentrating solar power and wind plants;

•	Efficient natural gas, which includes our activities related to the production of electricity and steam from natural gas;

•	Electric transmission, which includes our activities related to the operation of electric transmission lines and gas compression and transportation; and

•	Water, which includes our activities related to desalination plants.

As a result, we report our results in accordance with both criteria.

Revenue and Adjusted EBITDA by geography

The following table sets forth our revenue, Adjusted EBITDA and volumes for the three-month period ended March 31, 2020 and 2019, by geographic region:

	Three-month period ended March 31,
Revenue by geography	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$59.3	28.2%	$60.5	27.3%
South America	35.7	16.9%	33.5	15.1%
EMEA	115.4	54.9%	127.5	57.6%
Total revenue	$210.4	100.0%	$221.5	100.0%

	Three-month period ended March 31,
Adjusted EBITDA by geography	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$51.2	86.3%	$50.9	84.2%
South America	28.4	79.6%	28.2	84.2%
EMEA	82.8	71.8%	100.0	78.4%
Total Adjusted EBITDA(1)	$162.4	77.2%	$179.1	80.9%
Note:

(1)
Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and the Consolidated Condensed Interim Financial Statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

	Volume produced/availability
	Three- Month period ended March 31,
Volume by geography	2020	2019

North America (GWh) (1)	867	567
North America availability(1)(2)	102.4%	87.1%
South America (GWh) (3)	121	114
South America availability(4)	99.9%	99.9%
EMEA (GWh)	182	283
EMEA availability(4)	101.8%	99.8%
Note:
(1)
GWh produced in the first quarter of 2020 includes 30% production from Monterrey (only for Q1 2020). Major maintenance overhaul held in Q1 2019, as scheduled, which reduced electric production as per the contract.

(2)	Electric availability refers to operational MW over contracted MW with Pemex. Major maintenance overhaul held in Q1 2019, as scheduled, which reduced electric availability as per the contract.
(3)	Includes curtailment production in wind assets for which we receive compensation.
(4)	Availability refers to actual availability divided by contracted availability.

North America

Revenue decreased by 2.0% to $59.3 million for the three-month period ended March 31, 2020, compared to $60.5 million for the three-month period ended March 31, 2019. The decrease was primarily due to a one-time adjustment of approximately $6 million with no impact in cash recorded in ACT in the first quarter of 2019. Our ACT asset is accounted for under IFRIC 12 following the financial asset model, and a change in future operation and maintenance costs in 2019 increased the value of the asset, resulting in a one-time increase in revenue and Adjusted EBITDA of approximately $6 million. This decrease was offset by higher revenues and Adjusted EBITDA in our North American solar assets mainly due to higher solar radiation in the first quarter of 2020 compared to the first quarter of 2019. Adjusted EBITDA increased by 2.3% to $51.2 million for the three-month period ended March 31, 2020, compared to $50.9 million for the three-month period ended March 31, 2019. Adjusted EBITDA margin increased to 86.3% for the three-month period ended March 31, 2020, compared to 84.2% for the three-month period ended March 31, 2019. The increase in Adjusted EBITDA margin was the result of the events explained above.

South America

Revenue increased by 6.6% to $35.7 million for the three-month period ended March 31, 2020, compared to $33.5 million for the three-month period ended March 31, 2019. The revenue increase was primarily due to the contribution of the newly acquired asset ATN Expansion 2 and higher production from our wind assets. Adjusted EBITDA remained stable amounting $28.4 million for the three-month period ended March 31, 2020, mainly due to lower than usual operation and maintenance expenses in our transmission lines in the first quarter of 2019. Adjusted EBITDA margin decreased to 79.6% for the three-month period ended March 31, 2020, compared to 84.2% for the three-month period ended March 31, 2019.

EMEA

Revenue decreased by 9.4% to $115.5 million for the three-month period ended March 31, 2020, compared to $127.5 million for the three-month period ended March 31, 2019. The decrease was partially due to the depreciation of the euro and the South African rand against the U.S. dollar. On a constant currency basis, revenue for the three-month month period ended March 31, 2020 was $119.8 million which represent a decrease of a 6.0% compared to the three-month period ended March 31, 2019. Although we hedge our net cash flow exposure to the euro, variations in the euro to U.S. dollar exchange rate affect our revenues and Adjusted EBITDA. The decrease in revenue was primarily due to lower production in Kaxu resulting from the unscheduled outage explained above, that we expect to be covered by insurance, after deductibles. Revenue also decreased due to lower solar resource in South Africa and Spain in the first quarter of 2020 compared to the same quarter of the previous year and to lower electricity market prices in recent months in Spain, which partially affected our revenues. Adjusted EBITDA decreased by 16.8% to $82.8 for the three-month period ended March 31, 2020 compared to $100.0 million for the three-month period ended March 31, 2019. Adjusted EBITDA margin increased to 81.6% for the three-month period ended March 31, 2020 compared to 78.4% for the three-month period ended March 31, 2019. On a constant currency basis, Adjusted EBITDA for the three-month month period ended March 31, 2020 was $86.4 million which represent a decrease of a 13.6% compared to the three-month period ended March 31, 2019. The decrease in Adjusted EBITDA was higher than the decrease in revenue mainly due to the adjustment in the first quarter of 2019 caused by the six-month exemption for the 7% electricity sales tax in our Spanish assets until April 2019.

Revenue and Adjusted EBITDA by business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the three-month period ended March 31, 2020 and 2019, by business sector:

	Three-month period ended March 31,
Revenue by business sector	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$150.8	71.7%	$156.8	70.8%
Efficient natural gas power	26.4	12.5%	34.0	15.4%
Electric transmission lines	26.6	12.7%	24.9	11.2%
Water	6.6	3.1%	5.8	2.6%
Total revenue	$210.4	100.0%	$221.5	100.0%

	Three-month period ended March 31,
Adjusted EBITDA by business sector	2020		2019
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$113.5	75.3%	$123.5	78.8%
Efficient natural gas power	23.5	89.0%	30.5	89.7%
Electric transmission lines	21.5	80.8%	21.6	86.7%
Water	3.8	57.6%	3.5	60.3%
Total Adjusted EBITDA(1)	$162.4	77.2%	$179.1	80.9%
Note:

(1)
Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations —Key Metrics.”

	Volume produced/availability
	Year ended March 31,
Volume by business sector	2020	2019
Renewable energy (GWh) (1)	526	581
Efficient natural gas Power (GWh) (2)	644	383
Efficient natural gas Power availability(3)	102.4%	87.1%
Electric transmission availability(4)	99.9%	99.9%
Water availability(4)	101.8%	99.8%
Note:
(1)	Includes curtailment production in wind assets for which we receive compensation.
(2)	GWh produced in the first quarter of 2020 includes 30% production from Monterrey. Major maintenance overhaul held in 2019 in ACT, as scheduled, which reduced electric production, as per the contract.
(3)	Electric availability refers to operational MW over contracted MW with Pemex. Major overhaul held in Q1and Q2 2019, as scheduled, which reduced the electric availability as per the contract with Pemex
(4)	Availability refers to actual availability divided by contracted availability.

Renewable energy

Revenue decreased by 3.8% to $150.8 million for the three-month period ended March 31, 2020, compared to $156.8 million for the three-month period ended March 31, 2019. Adjusted EBITDA decreased by 8.1% to $113.5 for the three-month period ended March 31, 2020, compared to $123.5 million for the three-month period ended March 31, 2019. The decreases were partially due to the depreciation of the euro and the South African rand against the U.S. dollar. On a constant currency basis, revenue and Adjusted EBITDA for period ended March 31, 2020 was $155.2 million and $117.1 million, which represents a decrease of a 1.1% and a 5.2%, respectively, compared to the three-month period ended March 31, 2019. Although we hedge our net cash flow exposure to the euro, variations in the euro to U.S. dollar exchange rate affect our revenues and Adjusted EBITDA.  The decrease in revenue and Adjusted EBITDA was primarily due to lower production in Kaxu, our South African asset, where a fire caused an outage, as previously explained. We expect damage and business interruption to be covered by our insurance, after customary deductibles. Revenue and Adjusted EBITDA also decreased due to lower solar resource in South Africa and Spain in the first quarter of 2020 compared to the same quarter of the previous year and to lower electricity market prices in recent months in Spain, which partially affected our revenues. The decrease in Adjusted EBITDA was higher than the decrease in revenue mainly due to the adjustment in the first quarter of 2019 caused by the six-month exemption for the 7% electricity sales tax in our Spanish assets until April 2019.

Efficient natural gas

Revenue decreased by 22.3% to $26.4 million for the three-month period ended March 31, 2020, compared to $34.0 million for the three-month period ended March 31, 2019, while Adjusted EBITDA decreased by 22.9% to $23.5 million for the three-month period ended March 31, 2020, compared to $30.5 million for the three-month period ended March 31, 2019. Adjusted EBITDA margin decreased to 80.7% for the three-month period ended March 31, 2020, from 89.7% for the three-month period ended March 31, 2019. Revenue and Adjusted EBITDA decreased due to a one-time adjustment recorded in the first quarter of 2019 of approximately $6 million, with no impact in cash in 2019 and with no corresponding amount in 2020. Our ACT asset is accounted for under IFRIC 12 following the financial asset model, and a decrease in 2019 in future operation and maintenance costs increased the value of the asset, causing a one-time increase in revenues and Adjusted EBITDA in the first quarter of 2019.

Electric transmission lines

Revenue increased by 6.8% to $26.6 million for the three-month period ended March 31, 2020, compared to $24.9 million for the three-month period ended March 31, 2019. The increase in revenues was mainly due to the contribution of ATN Expansion 2 acquired in 2019. Adjusted EBITDA remained stable, amounting $21.5 million for the three-month period ended March 31, 2020 compared to $21.6 million for the three-month period ended March 31, 2019, while Adjusted EBITDA margin decreased to 80.8% for the three-month period ended March 31, 2020 compared to 87.6% for the three-month period ended March 31, 2019. The decrease in Adjusted EBITDA margin was mainly due to lower than usual operation and maintenance expenses in our transmission lines in the first quarter of 2019.

Water

Revenue and Adjusted EBITDA remained stable for the three-month period ended March 31, 2020, amounting to $6.6 million and $3.8 million, respectively, compared to $5.8 million and $3.5 million, respectively, for the three-month period ended March 31, 2019. Adjusted EBITDA margin decreased to 57.6% for the three-month period ended March 31, 2020 from 60.3% for the three-month period ended March 31, 2019.

Liquidity and Capital Resources

The liquidity and capital resources discussion which follows contains certain estimates as of the date of this quarterly report of our sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. These estimates reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, regulatory, financial and other developments. As such, these estimates constitute forward-looking information and are subject to risks and uncertainties that could cause our actual sources and uses of liquidity (including estimated future capital resources and capital expenditures) and financial and operating results to differ materially from the estimates made here, including, but not limited to, our performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this quarterly report and our Annual Report. See “Forward-looking Statements.”

In addition, these estimates reflect assumptions of our management as of the time that they were prepared as to certain business decisions that were and are subject to change. These estimates also may be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The estimates cannot, therefore, be considered a guarantee of future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results, and the information should not be relied on as such. None of us, or our board of directors, advisors, officers, directors or representatives intends to, and each of them disclaims any obligation to, update, revise, or correct these estimates, except as otherwise required by law, including if the estimates are or become inaccurate (even in the short-term).

The inclusion of these estimates in this quarterly report should not be deemed an admission or representation by us or our board of directors that such information is viewed by us or our board of directors as material information of ours. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information about us contained in this quarterly report. None of us, or our board of directors, advisors, officers, directors or representatives has made or makes any representation to any prospective investor or other person regarding our ultimate performance compared to the information contained in these estimates or that forecasted results will be achieved. In light of the foregoing factors and the uncertainties inherent in the information provided above, investors are cautioned not to place undue reliance on these estimates. Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macroeconomic conditions could limit our ability to successfully execute our business plans and, therefore, adversely affect our liquidity plans. See “Item 3.D—Risk Factors” in our Annual Report.

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	acquisitions of new companies and operations (see “Item 4.B—Business Overview—Our Business Strategy” in our Annual Report).

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Liquidity position

As of March 31, 2020, our cash and cash equivalents at the project company level were $535.3 million compared to $496.8 million as of December 31, 2019. In addition, our cash and cash equivalents at the Company level were $154.9 million as of March 31, 2020 compared to $66.0 million as of December 31, 2019. In March 2020, we withdrew $90 million under our Revolving Credit Facility, which is the main reason for the increase. Additionally, as of March 31, 2020, we had approximately $251 million available under our Revolving Credit Facility and therefore a total corporate liquidity of $405.9 million, compared to $407.0 million as of December 31, 2019.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and given market conditions. Our financing agreements consist mainly of the project-level financings for our various assets, including our recently closed Green Project Finance, the 2020 Green Private Placement, the Note Issuance Facility 2019, the Revolving Credit Facility, a line of credit with a local bank and our commercial paper program.

Green Project Finance

On April 8, 2020, Logrosan entered into the Green Project Finance with ING Bank, B.V. and Banco Santander S.A. The new facility has a notional of €140 million of which 25% is progressively amortized over its 5-year term and the remaining 75% is expected to be refinanced at maturity. After considering transaction costs and reserves, the Green Project Finance has resulted in a net recap of $143 million that we expect to use to finance new investments in renewable assets. The Green Project Finance is guaranteed by the shares of Logrosan and its lenders have no recourse to Atlantica corporate level. Interest accrue at a rate per annum equal to the sum of 6-month EURIBOR plus a margin of 3.25% and we have hedged the EURIBOR with a  0% cap for the total amount and the entire life of the loan. The Green Project Finance permits cash distribution to shareholders twice per year if Logrosan sub-holding company debt service coverage ratio is at least 1.60x and the debt service coverage ratio of the sub-consolidated group of Logrosan and the Solaben 1/6 and Solaben 2/3 assets is at least 1.20x. The Green Project Finance was issued in compliance with the 2018 Green Loan Principles and have an unqualified Second Party Opinion delivered by Sustainalytics.

2020 Green Private Placement

On March 20, 2020 we entered into a senior secured note purchase agreement with a group of institutional investors as purchasers providing for the 2020 Green Private Placement. The transaction closed on April 3, 2020 and we issued notes for a total principal amount of €290 million (approximately $320 million), maturing in June 20, 2026 . Interest on the notes issued under the 2020 Green Private Placement accrue at a rate per annum equal to 1.96%. If at any time the rating of such senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are rated again investment grade.

The 2020 Green Private Placement complies with the Green Bond Principles and has a second party opinion by Sustainalytics. The proceeds of the 2020 Green Private Placement have been primarily used to repay in full and cancel all series of notes issued under the Note Issuance Facility 2017.

Note Issuance Facility 2019

On April 30, 2019, we entered into the Note Issuance Facility 2019, a senior unsecured financing with Lucid Agency Services Limited, as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of the euro equivalent of $300 million. The notes under the Note Issuance Facility 2019 were issued in May 2019 and are due on April 30, 2025. The Note Issuance Facility 2019 includes an upfront fee of 2% paid upon drawdown. From their issue date to December 31, 2019 interest on the notes issued under the Note Issuance Facility 2019 accrued at a rate per annum equal to the sum of 3-month EURIBOR plus a margin of 4.65%. The principal amount of the notes issued under the Note Issuance Facility 2019 was hedged with an interest rate swap, resulting in an all-in interest cost of 4.4%. Starting January 1, 2020, the applicable margin for the determination of interest on the notes issued under the Note Issuance Facility 2019 decreased to 4.50% resulting in an all-in interest cost of 4.24%, following satisfaction of the requirements set forth in the Note Issuance Facility 2019 for such margin decrease, including the effectiveness of the Royal Decree-law 17/2019 which approved a reasonable rate of return higher than 7% (see “—Regulation—Regulation in Spain.” in our Annual Report). The Note Issuance Facility 2019 provides that we may elect to, subject to the satisfaction of certain conditions, capitalize interest on the notes issued thereunder for a period of up to two years from closing at our discretion, subject to certain conditions. We elected to capitalize interest on the notes issued under the Note Issuance Facility 2019 for the upcoming quarters.

The notes issued under the Note Issuance Facility 2019 are guaranteed on a senior unsecured basis by our subsidiaries ABY Concessions Infrastructures, S.L.U., ABY Concessions Perú S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc. and Atlantica Investments Limited. If we fail to make payments on the notes issued under the Note Issuance Facility 2019, the guarantors are requested to repay on a joint and several basis.

The Note Issuance Facility 2019 contains covenants that limit certain of our and the guarantors’ activities, including those relating to: mergers; consolidations; certain limitations on the ability to create liens; sales, transfers and other dispositions of property and assets; providing new guarantees; transactions with affiliates; and our ability to pay cash dividends is also subject to certain standard restrictions. Additionally, we are required to comply with a maintenance leverage ratio of our indebtedness to our cash available for distribution of 5.00:1.00 (which may be increased under certain conditions to 5.50:1.00 for a limited period in the event we consummate certain acquisitions).

The Note Issuance Facility 2019 also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the agent or the holders of more than 50% of the principal amount of the notes then outstanding may declare all of the notes issued under the Note Issuance Facility 2019 to be due and payable immediately.

The proceeds of the notes issued under the Note Issuance Facility 2019 were used to prepay and subsequently cancel in full the 2019 Notes and for general corporate purposes.

 Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks with Royal Bank of Canada as administrative agent and Royal Bank of Canada and Canadian Imperial Bank of Commerce, as issuers of letters of credit. This facility was increased by $85 million to $300 million in January 2019. In addition, on August 2, 2019 the facility was further increased by $125 million to a total limit of $425 million and the maturity of a portion of loans in a principal amount of $387.5 million extended from December 31, 2022, with the remaining $37.5 million maturing on December 31, 2021. As of March 31, 2020, we had $174 million outstanding under the Revolving Credit Facility and $251 million available.

Loans under the facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00.

Note Issuance Facility 2017

On February 10, 2017, we entered into the Note Issuance Facility 2017, a senior secured note facility with Elavon Financial Services DAC, UK Branch, as gent, and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $303.2 million), with three series of notes: series 1 notes worth €92 million mature in 2022; series 2 notes worth €91.5 million mature in 2023; and series 3 notes worth €91.5 million mature in 2024. Interest on all series accrues at a rate per annum equal to the sum of 3-month EURIBOR plus 4.90%. We fully hedged the principal amount of the notes issued under the Note Issuance Facility 2017 with a swap that fixed the interest rate at 5.50%. As of April 3, 2020, all series of notes issued under the Note Issuance Facility 2017 were repaid in full and canceled with the proceeds of the 2020 Green Private Placement.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million (approximately $11.2 million) which is available in euros or U.S. dollars. On December 13, 2019, the maturity date was extended to December 13, 2021. Amounts drawn accrue interest at a rate per annum equal to EURIBOR plus 2% or LIBOR plus 2%, depending on the currency.  As of March 31, 2020, €9.0 million (approximately $10.0 million) were drawn under this facility.

ESG-linked Financial Guarantee Line

In June 2019, we signed our first ESG-linked financial guarantee line with ING Bank, N.V. The guarantee line has a limit of approximately $39 million. The cost is linked to Atlantica’s environmental, social and governance performance under Sustainalytics, a leading sustainable rating agency. The green guarantees will be exclusively used for renewable assets. We are using and expect to continue use this guarantee line to progressively release restricted cash in some of our projects, providing additional financial flexibility.

Commercial Paper Program

On October 8, 2019, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program allows Atlantica to issue short term notes over the next twelve months for up to €50 million, with such notes having a tenor of up to two years. As of the date of this report we have issued and outstanding €23.3 million under the program at an average cost of 0.67%.

See “Item 5.B –Liquidity and Capital Resources – Financing Arrangements” in our Annual Report for further detail on our financing arrangements.

Cash dividends to investors

We intend to distribute to holders of our shares a significant portion of our cash available for distribution less all cash expenses including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among other things, dividend shortfall as a result of fluctuations in our cash flows), on an annual basis. We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of the cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter and, in some cases, significantly as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, as well as other sources of cash.

•	On February 26, 2019, our board of directors approved a dividend of $0.37 per share. The dividend was paid on March 22, 2019, to shareholders of record as of March 12, 2019.

•	On May 7, 2019, our board of directors approved a dividend of $0.39 per share. The dividend was paid on June 14, 2019, to shareholders of record as of June 3, 2019.

•	On August 2, 2019 our board of directors approved a dividend of $0.40 per share. The dividend was paid on September 13, 2019 to shareholders of record as of August 30, 2019.

•	On November 5, 2019 our board of directors approved a dividend of $0.41 per share. The dividend was paid on December 13, 2019 to shareholders of record as of November 29, 2019.

•	On February 26, 2020, our board of directors approved a dividend of $0.41 per share. The dividend was paid on March 23, 2020, to shareholders of record as of March 12, 2020.

•	On May 6, 2020, our board of directors approved a dividend of $0.41 per share. The dividend is expected to be paid on June 15, 2020, to shareholders of record as of June 1, 2020.

Acquisitions

In January 2019, we entered into an agreement with Abengoa under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Tenes, a water desalination plant in Algeria. In January 2019 we paid $19.9 million as an advanced payment. Closing of the acquisition was subject to conditions precedent, including approval by the Algerian administration. The conditions precedent set forth in the share purchase agreement were finally not fulfilled and in accordance with the terms of the share purchase agreement the advanced payment was converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends generated to be received from the asset. The share purchase agreement requires that the repayment occurs no later than September 30, 2031. In October 2019 we received a first payment in the amount of $7.8 million through the cash sweep mechanism.

In May 2019, we entered into an agreement with Abengoa to acquire a 15% stake in Rioglass, a multinational manufacturer of solar components in order to secure certain Abengoa obligations. The investment was $7 million, and it is classified as available for sale and will generate interest income for us once divested.

In July 2019, we completed the acquisition of a 30% stake in Monterrey, a 142 MW gas-fired engine facility with batteries in operation since 2018 in Mexico. Our investment amounted to approximately $42 million.

In July 2019 we entered into an agreement to acquire ASI Ops, the company that performs the operation and maintenance services for our U.S. solar assets. The equity investment paid was $6 million.

In October 2019, we closed the acquisition of ATN Expansion 2, as previously announced, for a total equity investment of approximately $20 million. Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. If this authorization were not to be obtained within an eight-month period, the transaction would be reversed with no penalties to Atlantica.

In April 2020, we made an investment in the creation of a renewable energy platform in Chile, together with financial partners, where we own approximately a 35% stake and have a strategic investor role. The first investment was the acquisition of an approximately 50 MW solar PV plant in an area with excellent solar resource. This asset has been in operation since 2016, demonstrating a good operating track record during that period. Our initial contribution is expected to amount to approximately $5 million.

In October 2018 we reached an agreement to acquire PTS, a natural gas transportation platform located in the Gulf of Mexico, close to ACT, our efficient natural gas plant. PTS has a contracted compression capacity of 450 million standard cubic feet per day and was under construction at the time of the agreement. The service agreement signed with Pemex on October 18, 2017 is a “take-or-pay” 11-year term contract starting in 2020, with a possibility of future extension at the discretion of both parties.  On October 10, 2018, we acquired a 5% ownership in the project and expected to acquire an additional 65% stake after the asset entered into operation, subject to final approvals. PTS reached COD at the end of the first quarter of 2020 and has closed its project finance agreement in April 2020, for a notional amount of approximately $400 million. We expect to increase our investment in the asset to a 70% ownership by the third quarter of 2020, subject to fulfilling certain conditions precedent. The amount we would pay in that moment would be approximately $100 million.

In 2019, we signed an option to acquire Liberty’s equity interest in Solana for approximately $300 million. The option was due to expire on April 30, 2020. Liberty is the tax equity investor in our Solana asset. In April 2020 we extended this option until August 2020.

Cash flow

The following table sets forth cash flow data for the three-month period ended March 31, 2020 and 2019:

	Three-month period ended March 31,
	2020	2018
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the period	$(38.3)	$(3.7)
Financial expense and non-monetary adjustments	194.7	169.0
Profit for the period adjusted by financial expense and non-monetary adjustments	$156.5	$165.3
Variations in working capital	(59.3)	(54.5)
Net interest and income tax paid	(11.4)	$(13.9)

Total net cash provided by operating activities	$85.7	$96.9

Net cash provided/(used in) investing activities(1)	$(0.8)	$(22.3)

Net cash used in financing activities	$59.8	$(44.7)

Net increase/(decrease) in cash and cash equivalents	144.7	30.0
Cash and cash equivalents at the beginning of the period	562.8	631.5
Translation differences in cash or cash equivalents	(17.3)	(6.9)
Cash and cash equivalents at the end of the period	$690.2	$654.6

Note:
(1)	Includes proceeds for $7.4 million for the three-month period ended March 31, 2019, related to the amounts received from Abengoa by Solana further to Abengoa’s obligation as EPC Contractor.

Net cash flows provided by/(used in) operating activities

Net cash provided by operating activities in the three-month period ended March 31, 2020 was $85.7 million, compared to $96.9 million in the three-month period ended March 31, 2019. The decrease was mainly due to a lower profit for the period adjusted by finance expense and non-monetary adjustments, mainly due to lower Adjusted EBITDA in South Africa resulting from the unscheduled outage referred to above and in Spain. In addition, variation in working capital was negative and higher in the first quarter of 2020, primarily due to longer collection periods mainly in Mexico where we have been experiencing delays since the second half of 2019 and we continue to monitor the situation closely. Collections from CNMC in Spain are also showing some slight delays compared to the previous year. Furthermore, insurance prepayments, typically paid in the first quarter, increased due to higher insurance costs in 2020.

Net cash provided by/(used in) investing activities

For the three-month period ended March 31, 2020, net cash used in investing activities was $0.8 and corresponded mainly to the amount paid to extend the option to acquire Liberty’s equity interest in Solana and investments in Ten West Link offset in part by dividends received from Amherst wind asset. For the three-month period ended March 31, 2019 net cash used by investing activities was $22.3 million and corresponded mainly to the payment of $19.9 million for the acquisition of Tenes.

Net cash provided by/(used in) financing activities

For the three-month period ended March 31, 2020, net cash provided by financing activities was $59.8 million and corresponded principally to the withdrawal of approximately $90.0 million from the Revolving Credit Facility, which was partially offset by the $46.6 million of dividends paid to shareholders and non-controlling interest and the scheduled repayment of principal of our project financing agreements. Net cash used in financing activities in the three-month period ended March 31, 2019 amounted to $44.7 million and corresponded principally to repayments of principal of our project financing agreements, and $37.1 million of dividends paid to shareholders and non-controlling interest, and also included net proceeds of $15.0 million received from the drawdown on the Revolving Credit Facility.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosure about Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates and foreign exchange rates. None of the derivative contracts signed has an unlimited loss exposure.

Foreign exchange risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed totally or partially to, U.S. dollars. Our solar power plants in Spain have their revenues and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenues and expenses denominated in South African rand.

Our strategy is to hedge cash distributions from our Spanish assets. We hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates. Revenue, expenses and cash flows are translated using average rates of exchange. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.
Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of March 31, 2020, contracted strikes and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	Project debt in euro: between 81% and 100% of the notional amount, maturities until 2030 and average guaranteed strike interest rates of between 0.89% and 4.87% and

•	Project debt in U.S. dollars: between 70% and 100% of the notional amount, maturities until 2034 and average guaranteed strike interest rates of between 1.98% and 5.27%.

In connection with our interest rate derivative positions, the most significant impact on our Annual Consolidated Financial Statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of March 31, 2020, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been an annual loss of $3.0 million and an annual increase in hedging reserves of $27.3 million. The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

On January 29, 2019, PG&E, the off-taker for Atlantica with respect to the Mojave plant, filed for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California. PG&E has paid all invoices corresponding to the electricity delivered after January 28, 2019. Since PG&E failed to assume the PPA within 180 days from the commencement of PG&E’s Chapter 11 proceeding, a technical event of default was triggered under our Mojave project finance agreement in July 2019. However, the plan of reorganization proposed to assume all PPAs and there is no reason to believe that this would exclude Mojave’s PPA. Chapter 11 bankruptcy is a complex process and we do not know at this time whether PG&E will be able to confirm its plan of reorganization, PG&E continues to be in compliance with the remaining terms and conditions of the PPA, including with all payment terms of the PPA up through the date hereof with the exception of services for prepetition services that became due and payable after the Chapter 11 filing date. The PG&E bankruptcy has heightened the risk that project level cash distributions could be restricted for an undetermined period of time. The last distribution received at the corporate level took place in December 2018. Unless the technical event or default is cured or waived, distributions may not be made during the pendency of the bankruptcy.

In addition, Eskom’s credit rating has also weakened and is currently CCC+ from S&P, B3 from Moody’s and B+ from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees to our solar plant Kaxu are underwritten by the South African Department of Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this report are BB/Ba1/BB by S&P, Moody’s and Fitch, respectively.

Furthermore, the credit rating of Pemex has also weakened and is currently BBB from S&P, Ba2 from Moody’s and BB- from Fitch. We have been experiencing delays in collections in the last few months. See “Item 3.D— Risk Factor— Counterparties to our off-take agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate” in our Annual Report.

In 2019 we entered into a political risk insurance agreement with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $98.6 million in the event the South African Department of Energy does not comply with its obligations as guarantor. We have also increased coverage in our political risk insurance for our assets in Algeria with CESCE up to $38.2 million, including 2 years dividend coverage. These insurance policies do not cover credit risk.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through project debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk.

COVID-19 and measures taken by governments are causing a significant disruption and volatility in the global financial markets. Debt and equity markets have been affected and the number of transactions in the primary market has decreased. In addition, interest rates for new issuances and spreads with respect to treasury yields have increased significantly. Although no significant debt matures prior to 2025, if we had to access capital markets for financing we may find difficulties in issuing new debt or equity. In addition, the cost of new financing is higher today than in the financial markets prior to the COVID-19. See “Part II—Item 1A—Risk Factors—The outbreak of COVID-19 could have a material adverse impact on our business, financial condition, liquidity, results of operations, cash flows, cash available for distribution and ability to make cash distributions to its unitholders”.

Item 4.	Controls and Procedures

Not Applicable

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

A number of Abengoa’s subcontractors and insurance companies that issued bonds covering Abengoa’s obligations under such contracts in the U.S. have included some of the non-recourse subsidiaries of Atlantica in the U.S. as co-defendants in claims against Abengoa. Generally, the subsidiaries of Atlantica have been dismissed as defendants at early stages of the processes. With respect to a claim addressed by a group of insurance to a number of Abengoa’s subsidiaries and to Solana (Arizona Solar One) for Abengoa related losses of approximately $20 million that could increase, according to the insurance companies, up to a maximum of approximately $200 million if all their exposure resulted in losses. Atlantica reached an agreement with all but one of the above-mentioned insurance companies, under which they agreed to dismiss their claims in exchange for payments of approximately $4.3 million, which were paid in 2018. The insurance company that did not join the agreement has temporarily stopped legal actions against Atlantica, and Atlantica does not expect this particular claim to have a material adverse effect on its business.

In addition, an insurance company covering certain Abengoa obligations in Mexico has claimed certain amounts related to a potential loss. This claim is covered by existing indemnities from Abengoa. Nevertheless, Atlantica has reached an agreement under which Atlantica´s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. On January 2019, the insurance company executed $2.5 million from the escrow account and Abengoa reimbursed such amount according to the existing indemnities in force between Atlantica and Abengoa.  The payments by Atlantica would only happen if and when the actual loss has been confirmed, if Abengoa has not fulfilled their obligations and after arbitration, if the Company initiates it.

Atlantica is not a party to any other significant legal proceedings other than legal proceedings arising in the ordinary course of its business. Atlantica is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While Atlantica does not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings Atlantica is not able to predict their ultimate outcomes, some of which may be unfavorable to Atlantica.

Item 1A.	Risk Factors

The outbreak of COVID-19 could have a material adverse impact on our business, financial condition, liquidity, results of operations, cash flows, cash available for distribution and ability to make cash distributions to its shareholders.

The COVID-19 has been declared a pandemic by the World Health Organization and continues to spread in some of our key markets. The COVID-19 virus continues to evolve rapidly, and its ultimate impact is uncertain and subject to change. Governmental authorities have imposed or recommended measures or responsive actions, including quarantines of certain geographic areas and travel restrictions.

We cannot guarantee that the COVID-19 outbreak will not affect our operation and maintenance employees. Our operation and maintenance suppliers may also be affected by COVID-19 and the broader economic downturn. In addition, we may experience delays in certain operation and maintenance activities or certain activities may take longer than usual. All these can hamper or prevent the operation and maintenance of our assets, which may result in a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, COVID-19 has caused travel restrictions and significant disruptions to global supply chains. A prolonged disruption could limit the availability of certain parts required to operate our facilities and adversely impact the ability of our operation and maintenance suppliers. If we were to experience a shortage of or inability to acquire critical spare parts we could incur significant delays in returning facilities to full operation, which could negatively impact our business, financial condition, results of operations and cash flows.

Further, we have adopted additional precautionary measures intended to mitigate potential risks to our employees, including temporarily requiring all employees to work remotely where their work can be done from home, and suspending all non-essential travel which could negatively affect our business.

In addition, COVID-19 and measures taken by governments are causing a slowdown of broad sectors of the economy, a general reduction in demand, including demand for commodities and a negative impact on prices of commodities, including electricity, oil and gas. In Spain, revenue received by our assets under the existing regulation depend to some extent on market prices for sale of electricity. During the first quarter of 2020, electricity market prices have been lower than in the same quarter of previous years. If this decline in market prices persisted over time, it could have a material adverse effect on our business, financial condition, results of operations and cash flows and the value of our renewable energy facilities may be impaired, or their useful life may be shortened.

The global outbreak has also caused significant disruption and volatility in the global financial markets, including the market price of our shares. Debt markets have also been affected and there have been weeks with a very low number of new debt issuance transactions. Interest rates for new issuances and spreads with respect to treasury yields have increased significantly. A prolonged period of illiquidity and disruptions in the equity and credit markets could limit our ability to refinance our debt maturities and to finance our potential acquisitions and execute on our growth strategy. Any prolonged and uncontained outbreak could result in further disruptions in the general economy and illiquidity in the credit markets. In addition, the progression of and global response to the COVID-19 outbreak could increase the risk of delays in such plans or in obtaining the financing required to close the acquisitions that we have announced.

Although our revenues are contracted or regulated, our clients may be affected by a reduced demand, lower commodity prices and the turmoil in the credit markets. A reduced demand and low prices persisting over time could cause delays in collections, a deterioration in the financial situation of our clients or their bankruptcy. For example, the credit rating of Pemex has weakened and is currently BBB from S&P, Ba2 from Moody’s and BB- from Fitch and its financial situation could worsen considering low oil prices in the last months. We have been experiencing delays in collections since the second half of 2019 and we continue to monitor the situation closely. Our clients, including utilities, may face reduced revenues and may experience delays in collections from their own clients, as well as bad debt costs. Delays in collections from our clients can cause delays in distributions from our assets, which can cause a negative impact on our cash available for distributions and on our business, financial condition, results of operations, and cash flows. If our off-takers are unable or unwilling to fulfill their related contractual obligations, if they refuse to accept delivery of power delivered thereunder, if they otherwise terminate such agreements prior to the expiration thereof, if prices were re-negotiated under a bankruptcy situation, or if they delay payments, then our business, financial condition, results of operations and cash flows may be materially adversely affected.

We could also experience commercial disputes with our clients, suppliers and partners related to implications of COVID-19 in contractual relations. All the risks referred to can cause delays in distributions from our assets to the holding company level. In addition, we may experience delays in distributions due to logistic and bureaucratic difficulties to approve those distributions, which can negatively affect our cash available for distributions, our business, financial condition and cash flows. If we were to experience delays in distributions due to the risks described above and this situation persisted over time, we may fail to comply with financial covenants in our credit facilities and other financing agreements.

Additionally, many governments have implemented and will continue to implement stimulus measures to reduce the negative impact of COVID-19 in the economy. In many cases, these measures will increase government spending which may translate into increased tax pressure on companies in the countries where we operate. Changes in corporate tax rates and/or other relevant tax laws may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We do not yet know the full extent of the virus’ potential effects on our business or the global economy as a whole.  We continue to monitor the situation and adjust our current policies and practices as more information and guidance become available.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the sale of registered securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

The following exhibits are filed as part of this quarterly report:

Exhibit No.	Description
4.20	Note Purchase Agreement, dated March 20, 2020, between Atlantica Yield plc and a group of institutional investors as purchasers of the notes issued thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 7, 2020	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer